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04012505

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Compass Group

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FILE NO. 82- 5761 FISCAL YEAR 9-30-03

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COMPASS
GROUP
great people
great service
great results
Annual Report 2003

Contents

Our vision

great people **are at the heart of our success.**

great service our people aim to deliver outstanding service with a commitment to quality that our customers and clients expect.

great results we believe that delivering great service enables the achievement of consistently great results.

Our values

Compass Group's values are simply stated: Win through teamwork, embrace diversity, share success, passion for quality and 'a can do attitude'. We look to live these values in all that we do – as we work to make the Group not just a good company, but a great company.

Our strategy and focus

Compass Group's strategy to achieve that vision is to concentrate on five key focus areas. In each of these identified areas we are committed to excel and to outperform the market.

Preferred employer We concentrate on attracting, developing and retaining the best people to contribute to our long-term success.

Operational excellence Any quality reputation rests on ensuring that systems, processes, equipment and standards are appropriate to the task and are delivered.

Customer and client satisfaction How a service is delivered is just as important as what is delivered. To maintain a customer-focused culture means listening to our clients and customers so that we constantly review and improve the way we work.

Financial performance Compass Group aims to deliver sustainable growth and maximise returns for our shareholders, through industry-leading increases in sales and operating profits, accompanied by strong cash generation.

Market leadership Achieving market leadership depends on an in-depth understanding of our markets, effective operation, our people and our unique portfolio of global foodservice brands.

Compass Group is the world's largest foodservice organisation. We specialise in providing food and vending services on clients' premises often using foodservice brands that we own or franchise.

We provide great service to customers who are choosing to eat whilst at school, in hospital, when travelling, at work or at leisure. Our ambition is to be a truly great company, and to be the standard by which others are judged.



upper Crust









great people
great service
great results

Vending Vending is an integral part of the foodservice and beverage provision for most modern organisations, and is an area of great international strength for Compass Group. Through Canteen Vending and Selecta, we are the largest route vending company in the world, providing high quality and innovative vending services to clients across the USA and Europe.

selecta



Healthcare and Seniors Morrison and Medirest provide food, nutrition and dining services to the healthcare and senior living markets across the world. Crothall, which specialises in providing facilities management services to the healthcare sector, works alongside Morrison in the USA.

Medirest

Morrison

Crothall

Travel, Leisure and Concessions Select Service Partner (SSP) is the Group's specialist concessions company, providing high quality food and beverage services at travel, shopping and leisure locations. SSP is the largest airport restaurant operator in Europe and the largest provider of foodservice at rail stations in the UK.

SSP also operates Moto, the UK's leading motorway services operator and 27 sites in continental Europe. Superior quality catering for high profile sporting, social and leisure centres is provided by a number of prestige companies within the Group.

All Leisure

Levy Restaurants

Caffè Ritazza

moto

Select Service Partner

Education Scolarest and Chartwells are leading international companies in the education market. They meet the needs of pupils and students, from pre-school infants, through primary and secondary school to higher education. They focus on offering an attentive, quality, innovative and consistent service.





Defence, Offshore and Remote Site ESS Support Services Worldwide (ESS) is the largest provider of integrated support services in the world to clients in the defence, offshore and remote site sectors, providing the full spectrum of support services to clients in over 50 countries, often under difficult and hostile conditions. All parts of the services offered, ranging from the design and build of camp structures to operational support in catering, housekeeping, technical services or logistics, are done with a view to creating lasting business partnerships.

ESS




MARKS&
SPENCER



great results £11 billion of revenues generated per year.

great people 400,000 people working in over 90 countries.

great service Contract retention rate of 95%.

Group Overview Compass Group is a truly international company with more than 400,000 people working in over 90 countries, generating revenues of over £11 billion per year.

Where we operate Compass Group operates in seven clearly defined market sectors through distinct, client-facing operating companies.

Business and Industry Eurest is the world leader in food and services management to customers at their workplace, ranging from employee restaurants to executive dining. Clients include local, national and international organisations as well as state and regional governments who employ Eurest to provide quality and cost-effective foodservice.


Eurest

Fine Dining Restaurant Associates provides the finest possible executive dining facilities, often in association with top international chefs such as Albert Roux, for boardrooms, hospitality suites and at major social events.

Restaurant Associates


Flik

Roux

What we do Whether clients are setting up foodservice for the first time or are wishing to outsource an existing operation, we can provide the solution. Compass Group companies work in close partnership with our clients and specialise in providing food and vending services for their customers. We are usually based at our clients' premises where we are an integral part of their team.

How we work Foodservice contracts are usually based around one of the following:

- 'Management fee' contracts. All of the costs of providing the service are paid by the supplier and recharged together with an agreed fee.
- 'Fixed cost' contracts. The client pays an agreed cost for a specified menu of services. This cost may be varied – for example if the number of customers changes considerably.
- 'Profit and loss' contracts. The foodservice supplier has control over the offer and pricing in situations where there is little or no client subsidy and the service is paid for by the end-users.
- 'Concession' contracts. The company pays an agreed percentage of turnover for the right to trade at the clients' premises.



Owned brands Compass Group has an exceptional portfolio of local and international foodservice brands. They are available in a variety of formats from full service outlets through to carts, kiosks and vending machines, and are used by operating companies in a number of our chosen market segments. The Upper Crust brand, for example, established itself in airports and railway stations, but is now available increasingly in the business and industry sector, as well as at education and healthcare sites and in the UK Moto estate. amigo is the global convenience store brand that is being rolled out across the Group. amigo offers convenience shopping for busy people that is fast, friendly and tempting.


Caffè Ritazza


upper crust




amigo


Harry Ramsden's

Franchised brands In addition to owning and operating our own high-profile brands, Compass Group is a major franchisee, often exclusively, of many well-known international brands. These include Burger King and Pizza Hut. Other franchised brands include sbarro, offering freshly prepared Italian food such as lasagne and New York-style pizza, and Krispy Kreme which is famous for its doughnuts, real fruit pies, cinnamon buns and other snack foods.


Burger King


Pizza Hut


Krispy Kreme


sbarro

Welcome to Compass Group

Compass Group is the world's leading foodservice company in a global market which continues to grow.





great results Like for like turnover growth for the year of 6%.

The global foodservice and vending market is worth over £250 billion, which continues to grow as clients outsource to contract foodservice providers such as ourselves. As the market leader we have around a 4% share. We continually monitor market trends and refine our service offering to meet the needs and expectations of our clients and customers. The trend to outsourcing is set to continue and this will drive future growth.

Results 2003 was a challenging year. As the year progressed the macroeconomic backdrop continued to deteriorate in Continental Europe, as the economies of France and Germany slowed further. The situation in France was further impacted by industrial action over the summer. However, with our geographic and sector diversity, the rapid and effective response of our management teams and our continued focus on client retention, we are pleased to report that we have delivered on our goals. Like for like turnover growth for the year was 6% and like for like margin growth was 30 basis points. Full year like for like turnover growth for the UK division was 5%, in the Continental Europe and rest of the world division 6% and in the North America division 7%.

Margin growth within the UK division has benefited from the final tranche of the Granada merger synergies. Outside the UK, we have continued to invest in the infrastructure we need to increase purchasing synergies and labour efficiencies.

Free cash flow from continuing activities improved by 20% to £405 million and return on capital employed from continuing activities rose by 40 basis points.

Growth Organic growth has been fuelled by contract gains some of which are highlighted below:

- Eurest has been awarded a ten-year contract worth £29 million in annual turnover to feed staff at 68 sites of the UK retailer Woolworths
- Selecta took over the vending for 150 machines at Deutsche Bank. In addition, Eurest has extended its catering with Deutsche Bank in 25 units throughout Germany.
- ESS has been awarded a ten-year contract with Schlumberger oilfield services company worth $26 million per annum in the first year of operation with a potential total annual value of around $60 million.

Acquisitions New acquisition spend for the year amounted to £175 million reflecting the Group's strategic focus on the organic development of its core foodservice and vending businesses. The Group will continue to make small infill acquisitions, whilst focusing on organic growth.

The most significant acquisition made during the year was a majority stake in Onama S.p.A., based in Milan, Italy. The consideration for the 60% stake acquired was £87 million. Onama provides 90 million meals annually from 600 catering facilities. The acquisition of Onama gives the Group a market-leading position in Continental Europe's third largest contract foodservice market. The integration of Compass Group's existing operation in Italy into Onama has been completed successfully. During the year Onama has renewed a contract with ENI for five years, which is worth £6 million in annual turnover and signed a new contract with Banca d'Italia which is worth £5 million in annual turnover.

Disposals In June 2002, following a strategic review, the Group announced that it was to pursue the disposal of Little Chef and Travelodge as they lie outside the Group's core focus on foodservice and vending. The sale, to funds advised by Permira, a leading international private equity firm, was completed on 4 February 2003 for a total cash consideration of £712 million. Proceeds have been used to reduce borrowings and fund an on market share buy back programme of £300 million. At 30 September 2003 the Group had returned £211 million in cash to shareholders.

Shareholder Returns The recommended final dividend is 5.7 pence per share resulting in a total dividend for the year of 8.4 pence per share, an increase of 18%. This reflects the excellent performance in 2003 and the Group's confidence in its ability to continue to generate strong free cash flow.

Management Peter Harris, CEO of ESS, our Defence, Offshore and Remote Site facilities management company, has joined the Group's Executive Committee. Peter's appointment reflects the continued growth of this business where the Group is now the market's leading provider of these specialist services. The Defence, Offshore and Remote Site sector now represents £750 million of the Group's turnover, which has increased from £60 million over the last nine years.

Brands The Group's ability to develop and operate highly successful brands gives it a unique competitive advantage, both in securing new contracts with clients, and also in its ability to respond to the needs of an ever more demanding customer base.

The Group has continued to develop its owned brands, which include Au Bon Pain, Upper Crust Harry Ramsden's, amigo, Taste, Naples 45, Cucina & Co, and also to trade with third party brands including Burger King, sbarro and Krispy Kreme doughnuts.



2003
Turnover
£11,286m

United Kingdom	£3,060m
Continental Europe & rest of the world	£4,664m
North America	£3,562m



2003
Total operating profit
£797m
before goodwill amortisation and exceptional items

United Kingdom	£378m
Continental Europe & rest of the world	£241m
North America	£178m

Ritazza, the Group's coffee brand, is one of its most successful owned brands and is now trading in 30 countries. There is a broad range of Ritazza formats from full specification cafés to counter top units. Ritazza has been extremely well received within the travel concessions business, but is also increasingly demanded in the Business and Industry, Healthcare and Education sectors. There are now 3,350 Ritazza units in the Group's estate.

Compass Group has continued the successful roll-out of Marks & Spencer Simply Food in the UK and now operates ten units in railway concourses and one pilot unit at Toddington motorway service area.

Our People Compass Group now employs over 400,000 people in over 90 countries. Our long-term success will be achieved through our continuing focus on attracting, developing and retaining great people. During 2003 we commenced a programme to ensure that all our people understand, share and live our values. The Group's management teams have been involved in unit based training sessions designed not only to communicate our values but also to encourage our frontline teams to generate ideas to improve business performance in terms of team working, sales, costs and service.

Over 90% of our people have been involved in these sessions. The roll-out of our vision and values programme illustrates the creativity, commitment and energy of our management teams.

During 2003 we have developed a new employment brand to help ensure that we meet this important strategic objective. 'Great people, real opportunities' will be launched in March 2004 and has been designed to attract the best people in the foodservice and hospitality industries and to highlight the range of global opportunities that only Compass Group can offer.

We have also entered into partnership agreements with the internationally renowned Lausanne Hotel School and Johnson and Wailes, North America's leading culinary arts school. These agreements will give Compass Group management access to these institutions' world leading programmes and will allow the Group to attract the very best graduates.

During the year we also surveyed 270,000 of our employees in 50 countries to establish how they feel about us and how well we live our values. Improving employee retention rates is a key performance indicator for the Group and this survey will help our management teams to understand how to motivate and value our people, and encourage them to give their best performance.

Outlook The rate of new business wins continues to be strong and 80% of the turnover needed to deliver at least 6% like for like turnover growth in 2004 has already been secured. Furthermore the pipeline remains very encouraging.

The Group will continue to benefit from its investment to develop the infrastructure needed to extract cost savings from its businesses outside of the UK. This, together with margin improvement in our newly acquired businesses, gives the Group confidence that it is on track to deliver a 20–30 basis points improvement in the like for like margin in 2004.

The acquisition of Onama in December 2002 completed the Group's strategy to achieve a market leading position in the major economies around the world. Whilst the Group will continue to make small infill acquisitions, the business is clearly focused on driving organic growth. This strategy is expected to continue to deliver substantial free cash flow growth and an increasing return on capital employed.

Sir Francis H Mackay
Chairman

Michael J Bailey
Chief Executive



Review of Operations Our business can be divided into three divisions – UK, North America and Continental Europe and the rest of the world. All have continued to achieve strong like for like turnover growth. Whilst trading conditions have been tough in the rest of the world markets, particularly France, Germany, the Netherlands and Latin America, the impact has been largely offset by very good performances in Australia, South Africa, the Middle East, Portugal, Spain, Switzerland, Scandinavia and Eastern Europe.

In the UK new business worth £175 million in annual turnover was won and opened. Client retention rates remained at the record level of 95%. North America turned in another record year with a highly successful sales effort generating substantial new business.

With business in more than 90 countries, Compass Group has strong and experienced management teams around the world. Each country's operation is run by local nationals wherever possible, who are based in that territory. Each country is also part of a division that is represented on the Executive Committee.





















great service At the Cost Sector Catering Awards Eurest won the prestigious award for best Contract Caterer.

great people At the Culinary World Cup in 2002 the UK team won 35 major awards.

great service We are continuing to win contracts in Japan with a number of major consumer companies.



great results A new initiative to roll out Au Bon Pain products in North America is proving to be very successful.

Business and Industry Eurest is the world's largest specialist provider of catering services to business and industry. The division has continued to perform well, particularly in the core markets of the UK and North America.



International Growth Eurest continues to benefit from an increase in the number of national and multi-national contracts it has with clients.

Our unique business model, employing sectorisation, brand ownership and international coverage, allied to our scale and global purchasing strength, continues to help us retain clients, whilst attracting new ones as the trend to outsourcing continues.

UK Eurest is the biggest catering company in the UK. We can also claim to be the best.

At the Culinary World Cup in Luxembourg in November 2002, our 25-strong squad of 15 team chefs and 10 support chefs achieved a remarkable 35 awards, including 10 gold, 18 silver and 7 bronze medals.

The judges also singled out Mark Hill, executive head chef for Eurest at Computer Associates, for special recognition. As well as his individual gold and team buffet silver awards, Mark was presented with the overall Culinary World Cup silver medal – the second best individual performance on this world stage.

At the Cost Sector Catering Awards in March 2003, Eurest Corporate Accounts won the prestigious award for best Contract Caterer, where we were specifically recognised for successfully meeting the need for individually tailored foodservice solutions among multi-site businesses.

Such third-party acknowledgement of the quality of our people and the service they provide goes some way to explaining why we are so successful.

As a result, we win business and notable multi-site gains during the year included a seven-year contract renewal with BT, worth £25 million in annual turnover, and a ten-year contract, worth £29 million in annual turnover with Woolworths where Eurest will be rebranding 68 public in-store restaurants throughout the UK.

Other large contracts retained or won include a three-year deal worth over £4 million in annual turnover catering for 10,000 Orange employees across 11 of the mobile phone service provider's sites and with Experian, the global information solutions company, where we renewed a three-year contract with £1.3 million in annual turnover across five sites.

But we don't stand still, and we're looking, for example, to enrich the workplace eating experience with live theatre cookery.

North America Despite the weakness in the American economy, like for like turnover growth in Business and Industry continued to improve. Electrical retailer Best Buy has awarded Eurest a ten-year contract for its corporate headquarters with annual revenues of $4 million. Notable contract renewals include contracts with ExxonMobil, Pfizer and Suncor worth over $28 million in annual revenues. Major improvement initiatives, including the roll-out of Au Bon Pain products into business and industry sites is proving to be very successful.

Japan Japan is the second largest foodservice market in the world – a market valued at £20 billion a year. In order to strengthen our position here we bought Seiyo Food Systems in January 2002 and began creating a clear business structure for our various operations in Japan.

In this, the first full year since we began implementing the Group's business model, we have achieved excellent progress.

Major contract wins included a ¥223 million per year agreement with Asahi Television. With our operation with Nippon Television Network also going live this year, it means that two out of Japan's six major national TV companies are now Group clients.

We are continuing to win contracts with a number of major consumer electronics companies such as Sony Corporation and the Sharp Kameyama factory (worth a combined annual revenue of ¥500m); and another significant development was a contract win with the Ministry of Economy, Trade and Industry with annual revenue of ¥72 million.

Contracts with global companies were won with HSBC in Tokyo, with Citigroup Japan and GlaxoSmithKline Japan.

Continental Europe and rest of the world Highlights from other markets include the winning, in France, of three new contracts from Cegetel/Vivendi for total annual revenues of €3 million, and a €1 million contract from ExxonMobil Chemical. All of these were won against fierce competition, following the strengthening of the local management team with the appointment of a new sales director.

In Switzerland, the teams of the recently acquired Restorama and Creative Gastro were successfully integrated into Compass Switzerland, whose headquarters have moved from Montreux to Zurich. In Germany, the extension of a Deutsche Bank contract brings the total number of catered units throughout Germany to 25. In Italy, we have renewed a contract with ENI for five years which is worth £6 million in annual revenues.



Fine Dining In-house catering of restaurant quality creates an impression – be it for entertaining important clients or as part of a corporate identity.

Organisations choose our fine dining services because of the flexibility and confidentiality they offer.

Primarily through Restaurant Associates in the UK and North America and Flik and the Patina Group in the US, we provide the highest quality private dining arrangements, often in association with top international chefs.

Indeed, during the year, Restaurant Associates introduced a guest chef programme in North America that has attracted chefs from as far away as Sydney, Australia.

We recruit and develop first-class employees to deliver the finest in fine dining. Flik has introduced an Employee's Special on to its menu. Each week one item that comes from the employee's country or is their favourite thing to prepare is included as a menu item. This not only gives them pride in serving their dish, it also increases sales because our customers ask about it and try it.

In the UK, Restaurant Associates gained a number of prestigious contracts, including a £1.5 million annual turnover contract to manage the catering services at BALTIC, the Centre for Contemporary Art in Gateshead.

Milburn's is now providing catering services at the Imperial War Museum in London, while Leith's secured a three-year deal to manage the catering services for the women-only relaxation spa, The Sanctuary in London's Covent Garden.

In North America, Restaurant Associates and Flik have won several catering contracts with Citigroup, ABN AMRO, Revlon, AOL/Time Warner and Morgan Stanley, worth a combined $20 million in annual revenues.



Restaurant Associates

great people A guest chef programme in North America has attracted chefs from as far away as Sydney, Australia.


Flik






Roux

great results Restaurant Associates gained a contract with BALTIC, the Centre for Contemporary Art in Gateshead.



Vending is a good indicator of economic activity – of night working and overtime. After a difficult 18 months, Vending had a good year. Sales are showing signs of growth, suggesting that the worst of the recession may be over.



CANTEEN®

Being able to offer a national, 24/7 food and beverage service with catering and vending combined under a single Compass umbrella is a key competitive advantage for us.

This is especially true in North America, but it is increasingly the case in Europe too, where in 2003 Selecta enjoyed considerable success with combined offers to clients such as Abbey National in the UK and Deutsche Bank in Germany. Selecta is taking over the vending at 150 points of sale at Deutsche Bank.

Selecta has also grown its position in public vending, particularly in the travel market, where during the year we secured a five-year contract to operate 250 points of sale in Stockholm Metro stations, and at the UK's Eurotunnel terminal.

The launch of public vending in the UK coincided with the re-branding of the former Vendepac business under the Selecta brand in January 2003. A programme of training and incentives to all front-line personnel is supporting the introduction of Selecta in the UK.

In the United States, Canteen Vending, which is the world's largest route vending company, won a number of sizeable contracts including Accor.

Canteen continued to expand its brand portfolio with new offerings such as Au Bon Pain soups, Ritazza coffee and sbarro and Tony Roma products, and also grew its franchising operation, which requires little capital expenditure and offers good margins.

Canteen has successfully launched a new electronic data collection process, iVend. This enhances driver productivity and morale by automating data collection from machines.



great people Canteen Vending in the United States is the world's largest route vending company.





great people A programme of training and incentives to all front-line personnel is supporting the introduction of Selecta in the UK.


great service The new iVend system was successfully launched and will be rolled out during 2004.




great service Being able to offer a national catering and vending combined service is a key competitive advantage.

great service In the UK, Medirest won a six-year, £10 million annual turnover contract with Southern Derbyshire Acute Hospitals.









great people **In North America the partnership between Morrison and Crothall has given us a distinct competitive advantage.**

great service In Japan, the market for outsourced healthcare catering is growing rapidly and represents a significant opportunity for us.





great people **Our expertise and know-how have been strengthened by acquisitions in Japan.**

great results Compass Canada won the contact to provide foodservice for the new William Osler hospital.

Healthcare Healthcare is one of the major engines of growth in our business. Compass Group continues to build a successful presence in healthcare foodservice worldwide, through foodservice companies Medirest and Morrison, supported in the USA by Crothall, its specialist healthcare facilities management subsidiary.







Growth was particularly strong in North America, though we also had a good year in Continental Europe, and have taken positive action in Japan to position ourselves to take advantage of some very significant opportunities. The year was tougher in the UK, however, where few contracts were put out to bid.

In North America the partnership between Morrison and the Group's specialist healthcare facilities management company, Crothall, has again given us a distinct competitive advantage in the market.

Large contract wins included Crothall's $7 million laundry contract at Salem Health Services in Massachusetts and Morrison's successful $10 million contract to supply the University of Texas Medical Branch. Compass Canada also won the contract to provide foodservice for the new William Osler hospital being built by The Healthcare Infrastructure Company of Canada, with annual revenues of $20 million. The hospital is due to open in 2006. In France the business had significant sales successes during 2003, including a €5 million contract with Medica France to provide catering to 48 retirement homes.

With the structural changes that are taking place in the Japanese medical system, the market for outsourced healthcare catering is growing rapidly, and represents a significant business opportunity for the Group.

In order to further strengthen our expertise in this area and obtain new operational know-how, Seiyo Food Systems acquired Mediforce Group and Eishoku Foodservice Group in June 2002 and February 2003 respectively. Both companies have strong positions in the healthcare foodservice market and have provided us with an excellent base for organic growth.

During the year we won a number of significant contracts including those with Kagoshima University Hospital and the Shimonoseki Hospital which have a combined value of more than ¥410 million a year for providing 2,400 meals a day.

In the UK, Medirest has won a six-year contract with Southern Derbyshire Acute Hospitals NHS Trust, worth £10 million in annual turnover, to provide catering and hotel services to the Derbyshire Royal Infirmary and the Derby City General Hospital.

Medirest is rolling out an English Language training programme in partnership with UNISON – the main health trade union – to help catering and cleaning staff who speak English as a second language improve their communication skills. Hospitals across London will benefit from the scheme.







Travel, Leisure and Concessions
Despite SARS, the sun continued to shine on our travel related businesses.

Our airport operations around the world had a good year despite the effects of SARS. Our operations in Asia finished the year very strongly, yet at the height of the SARS outbreak volumes in Hong Kong, where SSP has extended its operations from 5 to 13 units with a seven-year contract worth £10 million in incremental annual revenues, were 75% down. In October 2003, SSP was awarded the contract for Hainan Island Airport in China worth £4 million in annual revenues. Our strength in airports lies in the UK and Continental Europe where – given the difficulties – we delivered good overall results. In France, SSP's contract at Charles de Gaulle airport was extended for a further six years with annual revenues of €15 million and a nine-year contract for 10 additional units at Zurich Airport worth £16 million in annual revenues was also signed. SSP was also awarded new contracts in the UK at Bournemouth, Derry and Newcastle International airports with combined annual turnover of £10.5 million.

In North America, SSP was awarded a ten-year contract in the new Terminal 1 at Toronto Lester B Pearson International Airport worth CAD20 million in annual revenues.

The good summer in Europe benefited our motorway service area (MSA) business. In the UK, Moto continued to perform very well and during the summer we opened our first M&S Simply Food at Toddington services. In December 2002, two Moto service areas were opened in Portugal. In Italy, we bought a small MSA operator, Plose, which has five sites in Italy and two in Austria. We have already rebranded a site north of Venice as Moto and initial trading results are very encouraging. We are also gearing up to bid for over 100 MSA concessions that are due to expire in 2004 on the Italian motorway network.

Rail Gourmet had a good year. In the UK, disruption to the rail network caused by maintenance work has meant that passenger numbers were flat but significantly the contract with GNER was renewed. Rail Gourmet also renewed its catering logistics contracts with Eurostar for London and Brussels, and for Thalys and TGV in Brussels and was awarded the contract for the passenger lounges in the Eurostar terminals in London, Paris and Brussels. These contracts represent combined annual revenues of over £2 million. Contracts with AVE in Spain, NSB in Norway and DSB in Denmark were all renewed with combined annual revenues of £39 million.

Starting last September with the Ryder Cup, we catered for another remarkable series of sporting events including the Kentucky Derby in May and the Superbowl. In 2003 Levy Restaurants won the coveted Ivy Award in the Sports and Entertainment category for the third time.

In May we acquired FMC, the company responsible for catering at the Wimbledon tennis championships, the largest single annual sports catering operation in Europe. Together with Flushing Meadow, we now cater for two of the top venues in tennis.

In Japan, where we are the largest operator of golf course restaurants, we opened five new sites, with an annual contract value of ¥500 million.

Our business portfolio continues to grow and during the year we have trialled our new pizza and chicken brands in a number of locations with encouraging results. Caffè Ritazza has undergone further brand development and newly converted sites have seen significant sales increases.







great people In Hong Kong, staff wore face masks to work and endured daily temperature testing to prove they were SARS-free.

great service Moto now provides dog-feeding stations for drivers travelling with pets!


All Leisure

Levy Restaurants


moto

Select Service Partner


upper crust


Caffè RITAZZA


amigo


railgourmet






Freshly baked
Freshly baked
Freshly baked

great service The new Caffè Ritazza in Tunis airport is the largest in the Compass Group.


moto

great people Staff maintained service and broke sales records following powercuts in North America.


MARKS & SPENCER
SIMPLY FOOD


fresh, fast and filling food!

Education Like Healthcare, Education continues to be a major driver of the business, and showed double-digit growth last year.

The education sector has exacting requirements. Children need a varied and nutritious diet. But we have to balance that with providing meals that they want to eat – and that their parents would want them to eat. We also have to take a very different approach when feeding three-year-olds at nursery to catering for brand-conscious students at university. It's a challenge.

But through Chartwells and Scolarest – Compass companies that operate in more than 30 countries – we have an unrivalled understanding of foodservice needs in education and experience in meeting them.

North America Over the past four years we have more than doubled the length of the average Chartwells contract from over three years in 1999 to over seven years now.

Chartwells successfully won the foodservice contract at the University of North Carolina at Charlotte, with annual turnover of $10 million.

UK Scolarest is providing meals to 40 primary and three special schools in the London Borough of Richmond-upon-Thames. A report published in January 2003 by Ofsted, the UK government's schools inspectorate, praised the schools' catering service as a key strength of the borough's education provision. This helped to win a five-year extension to the contract, and means that Scolarest will now be providing meals worth over £1 million in annual revenue.

Notable contract gains during the year included a four-year, £2.4 million contract for catering services to 4,000 pupils across six schools in Newcastle-upon-Tyne and contracts worth £5 million in annual turnover with the London Borough of Camden and Medway Council to provide more than 21,000 meals a day.

In the independent schools market, Scolarest was awarded a £2 million contract to provide food, labour and management services for pupils and staff at Downside School in Stratton-on-the-Fosse.

Continental Europe and the rest of the world A number of important university contracts were won during the year, including Copenhagen University in Denmark, and two ten-year deals in the Middle East, which were signed in September 2003. One of those, a sole catering contract with the Misr University of Science and Technology in Egypt will include the introduction of brands such as Caffè Ritazza, Upper Crust and amigo. A new contract at the prestigious American University of Beirut is estimated to be worth $1.5 million in annual revenues over the next ten years.

great service In the independent schools market, Scolarest was awarded a £2 million contract at Downside School.















great people An Ofsted report praised the school catering service provided by Scolarest employees in Richmond-upon-Thames.

great service In North America the average length of a Chartwells contract has more than doubled since 1999.



great results Chartwells won the foodservice contract at the University of North Carolina in Charlotte.

great results A new contract at the prestigious American University of Beirut is estimated to be worth $1.5 million in annual revenues.





great service Chartwells and Scolarest operate in more than 30 countries worldwide.

Defence, Offshore and Remote Site

Nine years ago, this was a business with a turnover of £60 million. Today it is £750 million – and 90% of this growth has been organic. ESS is the world leader in this market with unique expertise.

ESS Support Services Worldwide (ESS) has 40,000 people operating in over 50 countries providing integrated support services to clients in the defence, offshore and remote site sectors. On the surface, ESS delivers a comprehensive range of services that incorporate everything from the initial design of facilities to their project management and building, full operational support including providing customers with the full suite of hospitality services and technical support in areas such as utilities or vehicle maintenance. Underlying this is expertise in supply chain management and logistics that ensures clients, no matter where they are or what the environmental conditions, get their supplies when and where they want them.

Proof of ESS's continuing ability to provide excellent value to its clients has been in the continued evolution of its global Preferred Supplier Agreement (PSA) with ChevronTexaco. The continued growth of business opportunities with ChevronTexaco has seen the expansion of services to sites both in established and new countries. ESS has also applied innovative initiatives in extended enterprise agreements and joint procurement projects. As an example, after the initial footprint with ChevronTexaco in Kazakhstan in April 2002 business has doubled by taking on additional services and clients in the area.

An example of ESS extending its expertise in global PSAs was the signing of oilfield services giant Schlumberger. This significant ten-year agreement, with initial annual turnover of $26 million, means ESS has a prime position to provide services to Schlumberger sites across the world, including locations as diverse as the frozen slopes of Alaska and the searing deserts of Oman. This innovative approach to PSAs provides a unique opportunity for both ESS and its partners to create sustainable business partnerships with a view to continuing benefits in years to come while securing revenues in the present.

ESS has also been awarded a global PSA with De Beers. ESS currently provides integrated support services at four sites on behalf of De Beers. This new contract offers the potential to provide services to all 24,000 staff at all of their sites across the 19 countries within which they operate. The initial new contract value is for turnover of £10 million per annum and covers operations in South Africa. Additional expansion to Botswana, Namibia and Canada is expected in the short-term, which will increase the contract value significantly to an estimated £50 million of annual turnover. This came quick on the heels of a contract worth £4 million in annual turnover to provide full village management and services to over 2,000 workers for the Coega Development Corporation in South Africa.

In the defence sector ESS continued to grow its business along a number of fronts. New wins in the UK have included the award of a ten-year contract worth £11 million annually to provide catering services to the Army Training Estate. The supply of rations and other services to various United Nations missions and other countries' defence forces continues to build ESS's portfolio of experience and confirms its ability to meet the logistical challenges often encountered in areas of unrest. An illustration of this is the five-year contract to supply rations to the United Nations mission in Liberia with annual turnover of $12 million.

In the remote sector significant new contract wins included the award by BHP Billiton of the largest foodservice contract in Latin America. Covering their operations in Chile, Columbia and Peru, it is worth $22 million in annual revenues. In Australia the ESS team secured the first national contract for support services with the award of a three-year £10 million contract by Western Mining Corporation Resources Ltd.


ESS
Support Services Worldwide




ESS
Support Services Worldwide






MOZ-LINE



great results 90% of the growth of the division to the £750 million turnover level has been organic.

great service We have been awarded the largest food service contract in Latin America by BHP Billiton.

great results Nine years ago this was a business with a turnover of £60 million. Today it is £750 million.

great service In the UK we were awarded a ten-year contract worth £11 million in annual turnover with the Army Training Estate.



great people ESS has 40,000 people operating in over 50 countries worldwide.





great service Acting responsibly is part of our corporate DNA and is at the very heart of our vision and values.



Corporate Social Responsibility

As a global company, employing 400,000 people in over 90 countries, we are acutely aware of the impact of our operations on the communities in which we do business and on society in general. Acting responsibly is part of our corporate DNA and is at the very heart of our vision and values.

Where we've come from For Compass Group doing business in a socially responsible way is just plain common sense. Over the last decade, as we have grown into a global business, the challenge has been to ensure that we live our values to the highest possible standards in order to protect the long-term interests of all our stakeholders. In particular, we are committed to making a meaningful contribution to those communities in which we work and in which our people live.

This commitment is reflected in our 'can do' attitude. We achieve the greatest impact by encouraging and supporting our people to do what is right at a local level. Our operational culture ensures that our values are shared across all our business. But we recognise that sometimes the policies and principles that underpin how we do business are not as visible as they might be.

Whilst we already do a great deal at the local level we need to do more to understand and measure the impact of our values globally. We are committed to improving the communication of what we do to all our stakeholders but because of the diversity and geographic spread of our business it will take us some time to achieve and report measurable results in all areas.

What we have done in the past year We have conducted a global audit of existing activity to establish best practice in twelve key areas including equal opportunities, lifelong learning, food safety and supply chain. We have also begun to consider how we can improve our performance in these areas and how we will measure and report on the impact of our activities. During 2004 it is our intention to produce a five-year social responsibility strategy which will be made available through our website.

During the year we have also established a CSR forum made up of senior managers from across the Group which reports to the Executive and Group Boards. The forum is responsible for increasing awareness across the Group of the priority we attach to responsible and sustainable business practices. It will also define best practice standards in each of the twelve key areas and a framework to enable every country in which we operate to reach the required best practice standard over time.

During 2003 we have become members of Business in the Community (BITC) and in 2004 we will be participating in BITC's Social Responsibility Index and for the first time in the Business in the Environment Index. Details of our performance in these indices will be published on our website. We are already members of the Dow Jones Sustainability Index (DJSI) and FTSE4Good.

Compass in the Community Our commitment to corporate social responsibility is best illustrated by our 'Compass in the Community' programme. Established in 1996 the programme recognises the best community based initiatives across the world and rewards successful teams with a donation to support their project. Specific aims of the programme are to tackle social exclusion, improve employability and promote sustainability and diversity.

In 2003 the worldwide Compass in the Community Gold Award went to Select Service Partner (UK Rail) for their work with the Railway Children Charity. There are over 150 million street children around the world and railway stations are an important first point of contact. SSP has raised £100,000 to support the charity's work. SSP has developed a particularly close link with the charity in India where children as young as six beg at railway stations. This money has helped to establish a drop-in centre at Calcutta railway station from which children go to a half-way house where they are looked after and receive basic education whilst efforts are made to reunite them with their families.

The Silver Award went to Eurest in Brazil for its involvement in Projecto Encaminhar, a programme to provide real work experience for young people in a country where unemployment is high and wages low. Participants go on a three month internship to learn new skills, knowledge and experience for their professional future and develop the desire to become a productive citizen.

In Australia we have received awards for our Indigenous Training and Employment Project (ITEP) which provides opportunities for individuals to complete a nationally recognised traineeship, whilst gaining job experience. Since its inception we have recruited over 200 indigenous Australians into full-time employment.

In Angola we are investing 0.2% of our revenues in that country into funding community projects and vegetables and eggs are being sourced from the Quenguela community project. Angolans will occupy 25% of senior management positions in Angola within three years.

In North America we are members of the Multicultural Foodservice Hospitality Alliance, National Society of Minorities in Hospitality, Women's Foodservice Forum and Rainbow Push.

Our commitment to supporting local communities, not just through charitable giving, but also through employee volunteering is recognised by our inclusion in The Giving List. Published annually, the list features companies who are working towards donating 1% of pre-tax profits. We are also included in BITC's Per Cent standard.











great people In 2003 we have ratified and implemented global health and safety and food safety policies.





great results Cooking oil produced in our units will be diverted into the production of environmentally friendly biofuels.

great people In 2003 we have carried out vision and values training sessions involving 90% of our people.

Environment, Health and Safety and Food Safety Our Group Environment Policy was ratified and implemented in 2002 and during 2003 we have rolled out our Environmental Awareness Handbook and training materials to over 18,000 unit managers across Europe.

In the UK we are diverting all the waste cooking oil produced in our units into the production of environmentally friendly biofuels.

This will be achieved by 1 January 2004 and we believe Compass is the first catering company in the UK to put in place such a programme to divert all its waste cooking oils away from the animal feed market in advance of the 31 October 2004 deadline under the EU Animals By-Products Regulations.

Working in conjunction with Greenergy, the UK's leading independent supplier of low emission fuels, some 2,500 tonnes of waste cooking oil will be processed into a blended biodiesel, some of which is planned for use in Compass Group's delivery fleet.

Darron Rathbone, health, safety and environment manager for ESS – UK Division, received the prestigious Zurich Municipal Supreme Safety Award from the Institute of Occupational Health and Safety for the excellence of the health and safety practices within ESS. ESS also won a National Safety Award for its offshore division from the British Safety Council for the second consecutive year.

In Norway, SSP won an award for the best environmental report in the category for companies employing more than 250 people.

In 2003 we have ratified and implemented global health and safety and food safety policies. Details of these policies can be found on our website.

During 2004 we will be developing health and safety and food safety handbooks and training materials for unit managers to ensure compliance with these policies.

Workplace Our vision is great people, great service, great results. Great people are at the heart of our success and our aim is to be the preferred employer in our industry.

This vision is supported by five simple values: win through teamwork, embrace diversity, share success, passion for quality and 'a can do attitude'. In 2003 we have carried out vision and values training sessions involving 90% of our people in over 2 million additional hours of training.

We have also carried out a survey amongst 270,000 employees to see how well we are living these values. We will repeat the survey again in 2004 and report on our performance using 2003's results as a benchmark.

As a major global employer operating in over 90 countries conducting business in an ethical way is extremely important and this is underpinned by our strong operational culture. But we recognise that as we continue to grow we need to formalise our ethical approach to business. We are working with the Institute of Business Ethics to develop a code of conduct that reflects our approach to doing business and the realities of operating globally. The code will be ratified by the Board and made publicly available during the second half of 2004.

The CEC (Compass Group European Council) continues to play a vital role in consultation and policy development. During 2003 the CEC was involved in the establishment of our health and safety and food safety policies.

During the year we also held the first meeting of our UK Works Council, well ahead of this being a legislative requirement.

What we still have to do My board colleagues and I acknowledge the enormous commitment all of our people have to improving the communities in which they live and work. We also recognise that we have an important contribution to make to the global challenges of diet, nutrition and obesity and sustainable development.

We are adopting a rigorous and thorough approach to the ongoing development of our social responsibilities and to defining our contribution to these global challenges. As our strategy develops we will make our policies, performance and impacts available through our website.

We are doing a great deal already but there is more for us to do. To realise our vision of great people, great service, great results we have to continue to work with all our stakeholders to protect and more importantly enhance their interests. This we are committed to doing.

Clive Grundy

Clive Grundy
Group Human Resources Director

Directors, Senior Employees and Advisors

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London
EC4A 3TR

Solicitors
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Stockbrokers
ABN Amro Group
250 Bishopsgate
London EC2M 4AA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Financial Advisors
Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Sir Francis H Mackay 1
Chairman
Appointed Chairman in July 1999 having joined the Group in 1986 as finance director. Appointed Group Chief Executive in 1991 and additionally Deputy Chairman in September 1994. He is Chairman of the nomination committee and non-executive Chairman of Kingfisher plc. Age 59.

Michael J Bailey 2
Group Chief Executive
Appointed Group Chief Executive in July 1999 having been appointed to the Board in 1995. Joined the Group in 1993 to head up the Group's branded concepts team. Appointed Chief Executive Officer of the North American Division on the acquisition of Canteen Corporation in 1994. Previously he was Managing Director of Gardner Merchant UK and for six years President of its USA business. Age 55.

Andrew P Lynch FCA 3
Group Finance Director
Appointed to the Board in January 1997 having joined the Group in 1992 as finance director of the UK division. He was previously finance director of Travellers Fare Limited and is a non-executive director of Dixons Group PLC. Age 46.

Alain F Dupuis 4
Chief Executive Officer, Global Business
Appointed to the Board in September 1995. A founder of Ticket Restaurant in Belgium and previously Chief Executive Officer of Seafood Broiler (a Californian restaurant chain), National Cleaning Contractor (a building maintenance company in the USA) and Eurest International. Age 59.

Clive W P Grundy 5
Group Human Resources Director
Appointed to the Board in October 2002 having joined the Group in 1985 initially as human resources director for the UK Division and subsequently held senior positions in operations and other functions. Took on Group-wide responsibility for human resources as a member of the Executive Committee in 1996. Age 52.

Peter E B Cawdron 6
Deputy Chairman and
Senior Independent Non-executive Director
Appointed to the Board in November 1993. Formerly a director of Grand Metropolitan PLC and is now a non-executive director of a number of companies, including Capita Group PLC, Johnston Press PLC, ARM Holdings PLC, Punch Taverns PLC and Capital Radio PLC. He is Chairman of the audit and remuneration committees and is a member of the nomination committee. Age 60.

Peter H Blackburn 7
Non-executive Director
Appointed to the Board in April 2002. He is Chairman of Northern Foods plc, and a non-executive director of SIG plc. He is a past president of the Food and Drink Federation and was until 2001 Chairman and Chief Executive of Nestlé UK. He is a member of the audit, remuneration and nomination committees. Age 62.

Denis P Cassidy 8
Non-executive Director
Appointed to the Board in June 1994. He is a non-executive director of Forever Broadcasting plc and formerly Chairman of Satellite Information Systems, Newcastle United PLC, Liberty Public Limited Company, Ferguson International Holdings PLC and The Oliver Group plc. He is a member of the audit, remuneration and nomination committees. Age 70.

Valerie F Gooding 9
Non-executive Director
Appointed to the Board in January 2000. She is Chief Executive of BUPA and a non-executive director of BAA plc. She was also formerly a director of Cable & Wireless Communications plc. She is a member of the audit, remuneration and nomination committees. Age 53.

Sven A Kado 10
Non-executive Director
Appointed to the Board in April 2002. He is Chairman of Marsh & McLennan Holdings GmbH and was previously Chief Financial Officer at Nixdorf Computer AG, Chief Financial Officer at Dyckerhoff AG and senior advisor at Principal Finance Group/Nomura International. He is a member of the audit, remuneration and nomination committees. Age 58.

Chris D Bucknall* 11
Group Chief Executive, Commercial Services
Involved in the management buyout of Compass Group in 1987 and in 1991, after a year at Norwest Holst, rejoined the company as Chief Executive of the catering operations, later becoming Group purchasing director. Joined Granada as Chief Executive of Granada Purchasing Ltd, rejoining Compass Group upon the merger with Granada to be responsible for Group purchasing. Age 53.

Antoine E A Cau* 12
Chairman and Chief Executive, Western Europe
Joined the Group on the merger with Granada having been Chief Executive of Forte Hotels. Joined Forte in 1998, prior to which he was President of Hertz International and Vice President of the Hertz Corporation where he spent 25 years. Age 55.

Don A Davenport* 13
Chief Executive Officer, UK and Ireland
Appointed as UK Chief Executive Officer in July 2000, following the merger with Granada. He originally joined Granada through its acquisition of Sutcliffe in 1993. In 1996 he became Managing Director of Granada Hospitality and in 1998 he became Chief Executive of Granada Restaurants. Age 60.

Gary R Green* 14
Chief Executive Officer, North America
Joined the Group in 1986 in a senior finance role in the UK Division. Became a UK divisional director in 1992 and moved to the USA in 1994 as Chief Finance Officer of the Group's North American Division. Appointed to his current role on 1 July 1999. Age 46.

Peter Harris* 15
Chief Executive Officer, ESS Support Services Worldwide
Joined the Group in 1993 as a senior executive in the UK Division and became a UK divisional director in 1995. Appointed to his current position in 1997. Age 47.

Marcel Jacobs* 16
Chief Executive Officer, Northern and Central Europe
Joined the Group in December 1997 having previously spent 25 years in the Gardner Merchant/Sodexho organisation in a number of senior positions in Europe. Appointed to his current role on 1 July 1999. Age 58.

Miguel Ramis* 17
Chief Executive Officer, Southern Europe, South America and Australasia
Joined the Group in September 1995 having previously managed the inflight catering business of Accor in Spain. Appointed to his current role on 1 July 1999. Age 47.

Ronald M Morley FCCA* 18
Secretary
Joined the Group in 1978 initially as an accountant. Appointed company secretary of a number of Group subsidiary companies in 1984 and Group company secretary in 1989. Age 51.

* Not directors of the company

Financial Review 2003 was an excellent year for the Group despite difficult economic conditions in many countries in which the Group operates. The Group achieved strong like for like turnover and profit growth and another year of significant increase in free cash flow generation.



Group Performance The Group reported turnover of £11,286 million (2002: £10,617 million), profit before tax of £358 million (2002: £382 million), basic earnings per share of 8.3 pence (2002: 10.0 pence) and free cash flow of £415 million (2002: £368 million).

During the year, the Group disposed of its Little Chef and Travelodge businesses which have accordingly been presented as discontinued activities. Excluding these discontinued activities, goodwill amortisation and exceptional items, the statistics below demonstrate the successful financial performance in 2003 from continuing activities.

	2003	2002	Increase
Turnover	£11,206m	£10,249m	9%
Total operating profit	£781m	£700m	11%
Profit before tax	£654m	£585m	12%
Basic earnings per share	20.6p	18.3p	13%
Free cash flow	£405m	£337m	20%
Return on capital employed	7.6%	7.2%	40bp

Movements in the profit and loss account translation rates for the Group's principal currencies, against which the Group is economically protected, had a net adverse effect on the presentation of 2003's results. Restating 2002's results at 2003's average translation rates gives an underlying increase in basic earnings per share before goodwill amortisation and exceptional items of 15%.

Turnover and total operating profit from continuing activities increased by 9% and 11% respectively, largely as a result of strong organic growth of 6% and 10% respectively. Movements in translation rates reduced the year on year growth in turnover by 4% and total operating profit by 3%. The initial contribution from 2003's acquisitions and the effect of a full year's benefit from 2002's acquisitions added 7% to turnover and 4% to total operating profit.

Little Chef and Travelodge contributed £7 million to profit before tax in 2003 (2002: £69 million). Profit before tax from continuing activities for 2003 was £654 million, giving a year on year increase of 12% compared to 2002 on the same basis.

Free cash flow for 2003 includes £23 million absorbed by Little Chef and Travelodge up to their date of disposal (2002 full year generated £48 million) and benefits from an exceptional tax receipt of £33 million (2002 exceptional operating payments of £17 million). Excluding these items, free cash flow from continuing activities for 2003 was £405 million, a 20% increase over 2002 of £337 million.

Return on capital employed on a reported basis decreased from 7.5% to 7.4%. Excluding the dilutive effect of the disposal of Little Chef and Travelodge, return on capital employed increased by 40 basis points to 7.6% as the Group continues to benefit from the organic growth in its businesses which require relatively little capital expenditure.

The five-year track record in reported turnover, total operating profit, free cash flow and basic earnings per share is shown at the bottom of page 26.

Divisional performance

	2003	2002	Reported increase %	Constant currency increase %	Like for like increase %
Turnover (£m)					
United Kingdom (continuing activities)	2,514	2,353	7	7	5
Continental Europe & rest of the world	4,634	3,751	24	18	6
North America	3,562	3,706	(4)	12	7
Total – continuing activities	10,710	9,810	9	13	6
Fuel	496	439	13	13	6
	11,206	10,249	9	13	6
Discontinued activities (UK)	80	368			
Total	11,286	10,617			
Total operating profit (£m)					
United Kingdom (continuing activities)	360	316	14	14	13
Continental Europe & rest of the world	229	191	20	15	7
North America	177	181	(3)	14	10
	766	688	11	14	11
Associates	15	12	25	33	–
Total – continuing activities	781	700	11	14	10
Discontinued activities (UK)	16	105			
Total	797	805			
Operating margin (%)					
United Kingdom (continuing activities)	12.1	11.3	+80bp		+80bp
Continental Europe & rest of the world	4.9	5.1	– 20bp		+10bp
North America	5.0	4.9	+10bp		+10bp
Total – continuing activities	6.8	6.7	+10bp		+30bp

Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements and compares the results against 2002. Total operating profit is before goodwill amortisation and exceptional items of £276 million (2002: £272 million). Fuel turnover comprises £466 million in the UK and £30 million in Continental Europe and the rest of the world (2002: £439 million and £nil respectively). Operating margin is based on turnover including fuel.

The geographic and sector analyses of turnover, excluding fuel and discontinued activities, for 2003 are shown in the charts at the bottom of page 25.

The Group's three geographic regions have continued to grow their turnover on a like for like basis.

Like for like turnover growth was achieved as a result of new contract gains of 12% offset by contract losses of 5% and changes in throughput of negative 1%. Throughput represents the movement in turnover in the existing estate, influenced by headcount changes, participation rates and average spend per head.

This strong performance was driven by new business wins across all sectors, with the continued trend to outsourcing in Healthcare and Education delivering a strong boost to this growth. In addition to this, the high level of military activity around the globe this year generated incremental turnover in Defence, Offshore and Remote Site.

In addition to securing strong new business, the Group has remained focused on client retention, which remained strong at 95%. This was achieved as a result of continued investment in client account management.

The current economic weakness across most countries and its consequential effect on employment levels resulted in negative throughput. However, throughput varies by sector with Education and Healthcare much less affected by the economic cycle, achieving positive throughput of 4% and 2% respectively in 2003. Business and Industry had negative throughput of 2% with Vending at negative 3%. In better economic times these latter two sectors would expect to achieve improved throughput performance.

The UK grew its turnover on a like for like basis by 5%, comprising Contract and Vending growth of 4% and Concessions growth of 6%. Contract and Vending benefited from excellent performances in the Defence, Offshore and Remote Site sector together with Education where there remains good potential from local authority contracts.

Total operating profit (excluding associates) on continuing activities increased by 13% with the like for like operating margin increasing by 80 basis points. Margins within the UK business continue to benefit from the on-going Granada merger synergies.

Achieving overall like for like turnover growth of 6% in Continental Europe and the rest of the world was particularly pleasing given the weakness in the French and German economies compounded by strikes in France in the second half of the financial year. The resultant weaker growth rates in France and Germany were offset by very strong growth in Spain and Portugal, together with an excellent performance in the Defence, Offshore and Remote Site sector.

In Contract and Vending, like for like turnover grew by 7% with Concessions adding 1%. Concessions turnover grew by 4% excluding Japan where the management team terminated loss making contracts during the year. Total operating profit (excluding associates) increased by 7% on a like for like basis.

In Italy, the integration of Onama has progressed well and a steady flow of new contract gains is being seen. Furthermore, Onama strengthened its infrastructure which will enable it to increase the pace of new business wins and extract cost savings.



2003 Sector analysis of continuing turnover excluding fuel

37% Business & Industry
7% Defence, Offshore & Remote Site
13% Healthcare
11% Education
9% Vending
23% Concessions

Japan made significant progress this year, the primary focus being the elimination of loss making retail contracts. The Group is now seeing the first benefits from its investment in the sales and purchasing function. The combination of strong top line growth together with purchasing synergies will deliver significant improvement in profit and margins.

North America achieved a 7% like for like increase in turnover as a result of strong like for like turnover growth in Education and Healthcare of 12% and 10% respectively with Business and Industry growing by 8% and Vending flat. Overall, Contract and Vending grew by 8% and Concessions by 7%.

Against a difficult economic backdrop, the very good performance in Business and Industry was achieved by the powerful combination of a highly effective sector focused sales force and a relentless focus on client retention. In addition, the Group is seeing an increasing trend towards international contracts often including vending. Similarly, in Education and Healthcare, the Group has capitalised on the increasing trend to outsourcing.

The Concessions business also had a very good year, driven by new business wins, particularly in the Sport and Events sector.

Total operating profit (excluding associates) increased by 10% on a like for like basis. The division has invested in replicating the UK purchasing and supply chain model and the benefits of this investment are beginning to accrue.

Associates contributed £15 million in 2003, principally from the Group's interest in Yoshinoya D&C in Japan. The Group reduced its interest in Yoshinoya D&C from 20.2% at the start of the year to 12.7% on 19 August 2003. This disposal generated proceeds of £57 million.

Net interest Net interest for the year reduced from £151 million in 2002 to £136 million in 2003 resulting largely from reduced borrowings following the disposal of Little Chef and Travelodge. The average cost of funding (net of cash balances) for the year was 5.0% (2002: 5.5%). Interest cover for 2003 was 5.9 times total operating profit before goodwill amortisation and exceptional items.



2003 Geographical analysis of continuing turnover excluding fuel

33% North America
23% UK
9% France
5% Japan
4% Germany
3% Spain
2% Italy
2% Switzerland
2% The Netherlands
17% Rest of the world

Profit before taxation Profit before taxation, goodwill amortisation and exceptional items increased by 1% from £654 million to £661 million.

Little Chef and Travelodge contributed £16 million to total operating profit (2002: £105 million) and interest attributable to these businesses, based on the proceeds received at the Group's average interest rate, was £9 million (2002: £36 million). Accordingly, these discontinued activities contributed £7 million to profit before tax in 2003 (2002: £69 million). Adjusting for this, profit before tax on continuing activities increased by 12% from £585 million to £654 million.

Taxation The overall Group tax charge was £143 million comprising a £169 million charge relating to ordinary activities and a £26 million exceptional credit. The overall tax rate on ordinary activities was 25.6% of profit before goodwill amortisation and exceptional items. A tax reconciliation of the current rate for the year is included in note 7 to the financial statements. This reconciliation summarises the reasons why the Group's current tax rate of 21%, excluding deferred tax, was below the UK corporate tax rate of 30%. The main reasons were the utilisation of tax losses brought forward, 6%; the tax deductibility of part of the Group's goodwill, 2%; tax credits, 2%; and capital allowances in excess of depreciation, 2%; offset by higher overseas tax rates, 3%.

The exceptional tax credit of £26 million consists of a charge of £7 million arising on the disposal of the Little Chef and Travelodge businesses and a prior year credit of £33 million that relates to the recovery of tax not previously recognised in respect of acquired businesses where the hindsight period for adjustment to goodwill has passed.

Goodwill amortisation and exceptional items The goodwill amortisation charge for the year was £276 million (2002: £257 million).

The net exceptional item for the year was a loss of £1 million comprising the loss on disposal of Little Chef and Travelodge of £27 million, associated tax of £7 million and an exceptional tax receipt of £33 million.

Earnings per share Basic earnings per share on a reported basis, after goodwill amortisation and exceptional items, was 8.3 pence (2002: 10.0 pence). Diluted earnings per share was 8.3 pence (2002: 9.9 pence). Basic earnings per share before goodwill amortisation and exceptional items for the year was 20.8 pence (2002: 20.5 pence).

Underlying basic earnings per share, adjusting for discontinued activities and currency translation, is up by 15% year on year at 20.6 pence per share. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2003 £m	2002 £m	2003 Pence	2002 Pence	Growth
Reported	184	222	8.3	10.0	(17%)
Goodwill amortisation	276	257			
Exceptional items	1	(22)			
Before goodwill amortisation and exceptional items	461	457	20.8	20.5	1%
Discontinued activities	(5)	(48)			
Continuing activities	456	409	20.6	18.3	13%
Currency translation	–	(9)			
Underlying	456	400	20.6	17.9	15%

Discontinued activities have been taxed at the UK rate of 30%. The effect of currency translation is calculated by applying 2003's translation rates to 2002's attributable profit.

Dividends The recommended final dividend is 5.7 pence per share resulting in a total dividend for the year of 8.4 pence per share, an increase of 18%. This reflects the excellent performance in 2003 and the Group's confidence in its ability to continue to generate strong free cash flow. Dividend cover for 2003 was 2.5 times profit for the financial year before goodwill amortisation and exceptional items.

The Group has also brought forward the timing of its dividend payments such that the final dividend will be paid in March (previously April) and the interim dividend paid in August (previously October).

Acquisitions The Group's strategic focus during 2003 was on the organic development of its core foodservice and vending businesses complemented by acquisitions either to strengthen the Group's geographic coverage or to reinforce its segmental presence. The Group spent £175 million on new acquisitions in the 2003 financial year (including £87 million acquiring a 60% stake in Onama S.p.A. in Italy) and £45 million purchasing further shares in the Seiyo Foods group. In aggregate, the net assets acquired had a provisional fair value of £17 million, resulting in goodwill of £203 million. Details of the acquisitions are given in note 22 to the financial statements.

In addition to the purchase price in respect of 2003's acquisitions of £175 million, the businesses acquired had net debt of £40 million in their balance sheets at their respective dates of acquisition. £12 million of the aggregate purchase price is deferred consideration payable in the future.

Disposals On 4 February 2003, the Group successfully completed the sale of Little Chef and Travelodge for a total consideration of £712 million. Net proceeds are being used to reduce borrowings and fund an on market share buy back programme of £300 million, which began on 4 February 2003. As of 30 September 2003, the Group had purchased 71,366,000 shares for £233 million, of which £211 million was paid in the year.

Pensions In total, the Group charged £60 million to profit before tax in respect of its pension arrangements, of which £43 million (2002: £40 million) relates to defined benefit schemes and £17 million (2002: £10 million) relates to defined contribution schemes. Actuaries to the Group's defined benefit pension arrangements advise the Pension Trustees on the funding rates required by the Group. In total, the Group paid £64 million (2002: £51 million) during the year to the pension providers in order to enable the pension funds to fulfil their obligations.

Disclosure in accordance with FRS 17 (Retirement Benefits) is provided in note 23 to the financial statements. This shows that, at 30 September 2003, there was an unprovided pension deficit, net of deferred tax, of £79 million (2002: £50 million). Had the Group adopted FRS 17, the charge to the profit and loss account, before tax, would have been £52 million, net of a one-off curtailment credit of £3 million (2002: £34 million, net of £9 million).

Cash flow The Group has built on the strong free cash flow performance achieved in 2002 notwithstanding the loss of some £48 million of free cash flow generated by Little Chef and Travelodge. Free cash flow generation for the year increased to £415 million (2002: £368 million). Adjusting for cash flows in respect of discontinued activities and exceptional items, as set out below, free cash flow from continuing activities for the year increased by 20% from £337 million to £405 million.

	2003 £m	2002 £m	Increase
Free cash flow			
Reported	415	368	13%
Discontinued activities	23	(48)	
Exceptional items	(33)	17	
Continuing activities	405	337	20%

Working capital from continuing activities absorbed £21 million (2002: £43 million) an improvement of £22 million. Working capital absorbed by Little Chef and Travelodge for the three months prior to their disposal was £17 million (2002 full year generated £15 million).

Goodwill amortisation and exceptional items are excluded from total operating profit and basic earnings per share in the following graphs.


4,815
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253
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576
805
797
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Total operating profit
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9.3
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Basic earnings per share
Pence

Payments in respect of provisions for liabilities and charges absorbed £46 million (2002: £61 million), including £13 million on reducing liablities in respect of insurance, pensions and other post employment benefits and £29 million settling onerous contracts.

Interest payments absorbed a net £151 million compared with £161 million in 2002.

Net tax payments absorbed £78 million (2002: £42 million) before an exceptional tax receipt of £33 million. The net tax paid in 2003 of £78 million represents 12% of profit before tax, goodwill amortisation and exceptional items and is significantly less than the current tax charge for the year of £169 million. The main reasons for this difference are items allowable for tax but which are not charged to the profit and loss account, the fact that the Group continues to adopt a prudent policy on recognising tax planning benefits and the impact of timing differences in various jurisdictions. The Group anticipates that its current tax payments will increase to approximately 18% of profit before tax, goodwill amortisation and exceptional items in 2004.

Net capital expenditure absorbed £312 million compared with £330 million in 2002 comprising £299 million on continuing activities and £13 million on discontinued activities. Including £11 million purchased under finance lease contracts, net capital expenditure on continuing activities represents 2.8% of continuing turnover. The Group has stringent controls on capital expenditure which are monitored centrally. There are fixed authority limits at each subsidiary company and internal rate of return criteria which each project must achieve to obtain approval. The majority of the capital expenditure is of a project nature and is therefore discretionary.

Acquisition payments were £296 million, comprising £163 million of consideration paid and £10 million of overdrafts less cash acquired in respect of current year acquisitions (excluding £30 million of loans and finance lease obligations in the companies when acquired), £45 million purchasing further shares in the Seiyo Foods group and £78 million of deferred consideration paid, including £50 million in respect of Crothall in North America. In aggregate, deferred consideration payable at 30 September 2003 amounted to £44 million.

Net proceeds from businesses held for resale generated £30 million in the year relating to the disposal of Forte Hotels in 2001. The sale of subsidiary companies and associated undertakings generated £720 million comprising £663 million on the disposal of Little Chef and Travelodge and £57 million on the reduction of the Group's interest in Yoshinoya D&C.

The payment of dividends absorbed £159 million.

The net cash inflow for the year was £710 million, before the sale of marketable securities for £3 million, £12 million of proceeds on the issue of ordinary shares, paying £211 million for shares repurchased, £30 million of debt acquired with subsidiaries, £11 million of new finance leases and a translation loss on net debt for the year of £79 million principally as a result of the Euro moving from 1.59 to 1.43 over the year.

Closing net debt as at 30 September 2003 was £2,308 million (2002: £2,702 million).

Gearing Gearing is not a key measurement ratio for the Group because of the effect of goodwill written off to reserves. Interest cover is regarded as a more relevant indicator of the Group's debt capacity and the Group has a medium-term target of approximately five times profit before interest, tax, goodwill amortisation and exceptional items. This achieves an appropriate and efficient balance between the level of debt and the weighted average cost of capital. The ratio of net debt to market capitalisation of £7,529 million as at 30 September 2003 was 31%.

Financial instruments Compass Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set out below.

The Group's financial instruments comprise cash, borrowings, trade debtors and trade creditors which are used to finance the Group's operations. The Group also uses derivatives, principally interest rate and currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to minimise the Group's financial risks. Any changes to the policy are approved by the Board.

Liquidity risk The Group finances its borrowings from a number of sources including the bank and public and US private placement markets. During 2003, the Group arranged a new five-year syndicated bank facility denominated in three tranches of £550 million, $850 million and €750 million replacing an existing facility that expired in June 2003.

The maturity profile of the Group's principal borrowings at 30 September 2003 is shown below and the average life is 6.4 years. The Group's undrawn committed bank facilities at 30 September 2003 were £987 million.

Foreign currency risk The Group's policy is to match its principal projected cash flows by currency to actual or effective borrowings in the same currency. As currency earnings are generated, they are used to service and repay debt in the same currency. For the period of the currency loans, therefore, there is an effective foreign currency hedge in real economic terms. Where necessary to implement this policy, currency swaps are taken out which, when applied to the actual currency liabilities, convert these to an effective amount borrowed by currency. A reconciliation of the 30 September 2003 actual currency liabilities to the effective amount borrowed is set out below.

Currency	Actual currency liabilities £m	Currency swaps £m	Effective amount borrowed £m
Sterling	688	(612)	76
US Dollar	726	310	1,036
Euro	462	244	706
Japanese Yen	162	48	210
Other currencies	427	(8)	419
Total	2,465	(18)	2,447

Analysed in notes 16 and 17 to the financial statements as:		£m
Due within one year	Bank loans	5
	Loan notes	12
	Bonds	94
Due after more than one year	Bank loans	643
	Loan notes	591
	Bonds	1,102
Total		2,447

The borrowings in each currency give rise to foreign exchange differences on translation into sterling. As the borrowings are either less than, or equate to, the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of total recognised gains and losses rather than in the profit and loss account.


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2003 Maturity profile of principal borrowings
Year ending 30 September

Overseas earnings streams are translated at the average rate of exchange for the year. Fluctuations in exchange rates have and will continue to give rise to translation differences. The business is, however, materially protected from any adverse economic or cash effects through the matching of cash flows to currency borrowings. The table below sets out the exchange rates used for major currencies for translating the 2003 and 2002 profit and loss accounts and balance sheets.

	Translation rate		Closing rate	
	2003	2002	2003	2002
Australian Dollar	2.63	2.63	2.45	2.89
Canadian Dollar	2.35	2.08	2.24	2.49
Danish Krone	11.01	12.16	10.59	11.82
Euro	1.48	1.63	1.43	1.59
Japanese Yen	191.06	184.56	185.60	191.45
Norwegian Krone	11.48	12.95	11.72	11.65
Swedish Krona	13.55	15.14	12.85	14.58
Swiss Franc	2.22	2.48	2.19	2.32
US Dollar	1.60	1.37	1.66	1.57

Interest rate risk As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short-term, it is not materially exposed to fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps so that at least 80% of the Group's projected debt is fixed for one year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Return on capital employed Catering company acquisitions typically generate large amounts of goodwill as the investment is in contracts and people and not in tangible assets. Until 1997, the accounting policy was to write off goodwill directly to reserves with £2,132 million having been written off to reserves. Goodwill on acquisitions made after 1 October 1998 is carried forward as an asset in the balance sheet and amortised through the profit and loss account over its effective useful life in accordance with FRS 10 (Goodwill and Intangible Assets). The economic value of goodwill acquired is therefore not fully reflected in the Group's net assets.

Adding back net debt, goodwill written off to reserves and goodwill amortised through the profit and loss account and excluding the net assets of Little Chef and Travelodge gives the capital employed in the business as at 30 September 2003 and 2002 as detailed in the table below.

	2003 £m	2002 £m
Net assets	2,579	2,831
Net debt	2,308	2,702
Goodwill written off to reserves	2,132	2,132
Goodwill amortised through the profit and loss account	760	497
Discontinued activities	–	(674)
Capital employed	7,779	7,488

The return on continuing activities achieved in 2003, on the average capital employed for 2003, was 7.6% after tax at the Group's effective tax rate of 25.6%, an increase of 40 basis points compared with 2002 calculated on a similar basis. The return is calculated using the Group's total operating profit from continuing activities, excluding goodwill amortisation and exceptional items. On a reported basis, return on capital employed decreased from 7.5% to 7.4%. The weighted average cost of capital for the Group was approximately 7.9%, assuming a risk free rate of return of 5.0%, an equity risk premium of 4.25% and a Beta of 1.0.

The Group's wide geographic and sector spread of contracts, which have a long average life, result in a high quality and consistency of earnings and cash flows. It is therefore well positioned to deliver further increases in return on capital employed.

Shareholder return The market price of the Group's ordinary shares at the close of the financial year was £3.47 (2002: £2.65). The chart below illustrates total shareholder return delivered by the Group from flotation in 1988 to date, compared with that of the FTSE 100 Index over the same period.

Going concern After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Summary We manage the Group on sound and prudent accounting principles and will continue to do so. This approach ensures that the Group has a firm financial platform for continuing long-term growth in earnings, free cash flow and dividends.

Andrew P Lynch
Finance Director

2003
Total shareholder return
pence


Compass Group
FTSE 100 Index
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800
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200
1988
1989
1990
1991
1992
1993
1994
1995
1996
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2003

The total shareholder return for Compass Group comprises that of former Compass from 20 December 1988 to 26 July 2000, that of Granada Compass plc from 27 July 2000 to 1 February 2001, both adjusted to reflect the demerger from Granada Compass plc on 2 February 2001 and that of Compass Group PLC from 2 February 2001. The FTSE 100 Index has been re-based to the former Compass share price at flotation in December 1988, as subsequently adjusted. Source: Datastream.

2003 Accounts

Contents

The directors present their annual report and the audited financial statements for the year ended 30 September 2003.

Activities, results and future prospects The Group's trading results, future prospects and operating company activities are described in detail in the Chairman and Chief Executive's report, the review of operations, the financial review and the financial statements.

Directors Clive W P Grundy was appointed a director of the Company on 1 October 2002. In accordance with the Company's Articles of Association Sir Francis H Mackay, Michael J Bailey and Denis P Cassidy retire from the Board by rotation and being eligible offer themselves for re-election.

Directors' interests Details of the interests of the directors holding office at the end of the year in the ordinary share capital of the Company are set out within the Remuneration Committee's Report on pages 34 to 39. None of the directors had any interests in the shares of any of the Company's subsidiaries at any time during the year. None of the directors had a material interest in any contract of significance with the Company or any of its subsidiary undertakings during the year. Details of the directors who held office throughout the year are set out on pages 22 and 23.

Dividends and results A final dividend on the ordinary shares is proposed for the year ended 30 September 2003 of 5.7 pence per share which together with the interim dividend paid of 2.7 pence per share makes a total for the period of 8.4 pence per share (2002: 7.1 pence per share). Subject to the declaration of the final dividend at the forthcoming Annual General Meeting, the final dividend will be paid on 15 March 2004 to shareholders on the register at the close of business on 20 February 2004. The shares will be quoted ex-dividend from 18 February 2004.

Acquisition of Compass Group shares Following the disposal in February 2003 of the Little Chef and Travelodge businesses the directors have utilised the authority conferred by Special Resolutions passed as Resolution 9 and Resolution 12 at Annual General Meetings of the Company held on 15 February 2002 and 14 February 2003 respectively to make market purchases of the Company's ordinary shares. During the year 71,366,000 ordinary shares of the Company were purchased for a consideration of £233 million and further details are set out in note 20 to the financial statements on page 61. Following the financial year end a further one million shares were purchased for a consideration of £4 million so that as at 1 December 2003, a total of 72,366,000 ordinary shares of the Company had been purchased in the market for a consideration of £237 million.

Payments to suppliers The Group's policy and procedure which is internally rather than externally set in relation to all its suppliers is to settle the terms of payment with those suppliers when agreeing the terms of each transaction. The Group will abide by those terms provided that it is satisfied that the supplier has supplied the goods or services in accordance with the agreed terms and conditions. The number of days' purchases outstanding for payment by the Group as at 30 September 2003 was 67 days (2002: 56 days).

Substantial shareholdings As at 1 December 2003 the Company had received notification from Artisan Partners Limited Partnership of its interest in 90,872,594 ordinary shares representing 4.08% of the issued ordinary share capital of the Company as at the date of notification.

A profile of shareholdings is set out on page 74.

Political and charitable donations Charitable donations for the year amounted to £1,157,000. There were no donations for political purposes but, because the full extent of current UK legislation in this area is uncertain, the directors will propose (on a precautionary basis) Resolution 9 to authorise such expenditure. Further details are given on page 31.

Employees The Group is committed to an active policy of equal opportunity from selection and recruitment, through training and development, appraisal and promotion to retirement.

The policy promotes an environment free from discrimination, harassment and victimisation where all employees can receive equal treatment regardless of gender, colour, ethnic or national origin, disability, age, marital status, sexual orientation or religion.

The policy gives full and fair consideration to the recruitment of disabled persons. Where disabled persons are employed, their training (including retraining for alternative work of employees that become disabled) and development for promotion are encouraged and assisted. Expert advice is taken on the needs of disabled employees and special equipment is provided where appropriate.

Group personnel policies ensure that all employees are made aware on a regular basis of the Group's policies, programmes and progress. Extensive use is made of briefing meetings, in-house magazines, notice boards and other communications channels including Mercury, the Group's global intranet. Mercury facilitates the capturing and sharing of information and knowledge and provides an important link to the Group's employees worldwide. The Company operates a range of employee share schemes and they are described in the Remuneration Committee's Report on pages 34 to 39.

Environment Information relating to the Company's responsibilities towards the environment is given on pages 19 to 21.

Auditors On 1 August 2003, Deloitte & Touche transferred its business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The Company has given its consent to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP with effect from 1 August 2003 under the provisions of Section 26(5) of the Companies Act 1989. A resolution for the re-appointment of Deloitte & Touche LLP as auditors to the Company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting The Annual General Meeting will be held on Monday 16 February 2004 at 11.00am in the Fleming Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. An explanation of the special business to be considered at the meeting is set out on the next page.

Donations to EU political organisations (Resolution 9) It is not Compass Group policy to make donations to political parties. Nevertheless, following enactment of the Political Parties, Elections and Referendums Act 2000 it is possible that certain routine activities undertaken by the Company and its subsidiaries might come within the broad scope of the Act. Any expenditure that is regulated under this Act must first be approved by shareholders. In order to avoid inadvertent infringement of the Act, Resolution 9, which will be proposed as an Ordinary Resolution, seeks to give the directors authority, until the Annual General Meeting to be held in 2005, to make donations and incur expenditure which might otherwise be caught by the terms of the Act up to an aggregate amount of £125,000.

Employee Share Schemes (Resolution 10) Recent changes in legislation enable listed companies to hold their own shares as treasury shares pursuant to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003. One of the potential uses of treasury shares permitted by the Regulations is to satisfy share options and share awards under employee share schemes. The directors wish to have the flexibility to use treasury shares to satisfy options and awards granted under the Company's employee share schemes in the future. Accordingly, Resolution 10, which will be proposed as an Ordinary Resolution, seeks to amend the rules of the Compass Group UK Savings-Related Share Option Scheme, the Compass Group PLC International Sharesave Scheme, the Compass Group Share Option Plan, the Compass Group Management Share Option Plan and the Compass Group Long-Term Incentive Plan to allow share options and share awards to be satisfied using treasury shares.

Disapplication of pre-emption rights (Resolution 11) The directors' authority pursuant to section 95 of the Companies Act 1985 to issue equity securities for cash as if the pre-emption rights in section 89(1) of the Companies Act 1985 does not apply expires at the conclusion of the forthcoming Annual General Meeting. The directors consider it appropriate for a further authority to be granted and to remain in force up to the conclusion of the Annual General Meeting to be held in 2005 or 15 May 2005 if earlier. Accordingly, Resolution 11, which will be proposed as a Special Resolution, seeks to renew the directors' authority to issue ordinary shares for cash to holders of ordinary shares on a pre-emptive basis, subject to special arrangements relating to fractional entitlements or legal or practical problems. In addition, the directors will be authorised to issue ordinary shares for cash otherwise than on a pre-emptive basis up to an aggregate nominal value of £10.8 million, representing approximately 5% of the Company's issued ordinary share capital as at 1 December 2003. For the purposes of Resolution 11, the sale for cash of any shares held in treasury by the Company under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 will be treated as an issue of equity securities.

Authority to purchase own shares (Resolution 12) The directors' authority pursuant to section 166 of the Companies Act 1985 to make market purchases of the Company's shares also expires at the conclusion of the forthcoming Annual General Meeting. Accordingly Resolution 12, which will be proposed as a Special Resolution, seeks to renew the directors' authority to re-purchase up to 216,887,191 ordinary shares representing 10% of the Company's issued ordinary share capital as at 1 December 2003. Any purchases of shares would be made at prices of not less than 10 pence and not more than 5% above the average values for the ordinary shares for the five business days preceding the purchase (both prices being exclusive of costs). The directors have no present intention (beyond continuing with the share buy-back programme announced on 18 December 2002) of exercising such authority and would only purchase shares if in their opinion the expected effect would be to result in an increase in earnings per share and would benefit shareholders generally. Nevertheless, should the directors exercise such authority any shares so purchased may be placed into treasury in accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 and subsequently cancelled or transferred to satisfy awards arising under the Company's employee share schemes or issued for cash as provided for by the Regulations.

By Order of the Board

Ronald M Morley
Company Secretary
2 December 2003

The Board confirms that throughout the year the Company has complied fully with all the provisions of Section 1 of the Combined Code. This statement describes how the principles of corporate governance set out in the Combined Code have been applied.

The Board The Board is collectively responsible for promoting the success of the Company and for providing leadership within a framework of prudent and effective controls that enable risk to be assessed and managed. It sets strategic aims and ensures that adequate financial and human resources are made available to enable these objectives to be met and undertakes reviews of management performance. In addition, the Board sets the Company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

The Board comprises five executive and five independent non-executive directors. The roles of Chairman and Chief Executive are separate and clearly defined. The Chairman is primarily responsible for the effective functioning of the Board. The Chief Executive is responsible for operating the business and implementing the Board's strategies and policies and is supported in these matters by an Executive Committee described below. All of the non-executive directors are considered by the Board to be independent of management. They are regarded as a source of strong independent advice and judgement and bring considerable knowledge and relevant experience to the Board's deliberations. Brief biographical details of the directors are given on pages 22 and 23 and all directors will offer themselves for re-election at least every three years.

The Board has a formal schedule of matters reserved for its decision, covering overall strategy, acquisition and divestment policy, treasury policy, authorising major expenditure and planning for the succession of senior executives. The Board met nine times during the year and all of the meetings were attended by all of the directors with the exception of Sven A Kado and Denis P Cassidy who, owing to prior commitments, attended eight and seven meetings respectively. Appropriate training is available to all directors on appointment and on an ongoing basis as required. To enable the Board to perform its duties all directors have full access to all relevant information and to the services of the Company Secretary whose responsibility it is to ensure that Board procedures are followed. There is an agreed procedure whereby directors wishing to take independent advice in the furtherance of their duties may do so at the Company's expense.

The Board has established certain committees to which it has delegated specific responsibilities as described below.

Executive Committee The Executive Committee comprises the executive directors and key senior managers, brief details of whom are given on pages 22 and 23. The Committee normally meets monthly and is responsible for implementing Group policy, day to day management, monitoring business performance and reporting on these areas to the Board.

General Business Committee The General Business Committee comprises all the executive directors and meets as required to conduct business within clearly defined limits delegated by the Board and subject to those matters reserved for the Board.

Remuneration Committee The Remuneration Committee comprises all the non-executive directors and is chaired by Peter E B Cawdron. The Committee met on four occasions during the year and all of the meetings were attended by all of the Committee members. The terms of reference for the Committee are detailed in the Remuneration Committee's Report set out on pages 34 to 39.

Nomination Committee The Nomination Committee is chaired by Sir Francis H Mackay and comprises in addition all the non-executive directors. The Committee meets as necessary and is authorised to make recommendations to the Board on new appointments of executive and non-executive directors. The Committee met once during the year and that meeting was attended by all of the Committee members.

Audit Committee The Audit Committee comprises all the non-executive directors and is chaired by Peter E B Cawdron who is considered by the Board to have significant recent and relevant financial experience. The Committee met on four occasions during the year and all of the meetings were attended by all of the Committee members. The Committee reviews the effectiveness of internal controls and the Company's interim and annual financial statements before submission to the Board for approval. The Committee reviews the procedures under which employees may in confidence notify the Company of any concerns regarding, inter alia, matters involving financial reporting and the Committee reviews procedures for investigating and resolving any such concerns. In addition, the Committee undertakes regular reviews of the performance of the external auditors and monitors the level of non-audit work which they can undertake thus ensuring that the objectivity and independence of the external auditors is not compromised. Following a recent review the Committee confirms that it is entirely satisfied with the level of fees, independence, objectivity and effectiveness of Deloitte & Touche LLP. Accordingly a resolution for the re-appointment of Deloitte & Touche LLP as auditors to the Company will be proposed at the forthcoming Annual General Meeting.

Relations with shareholders The Board attaches high importance to maintaining good relationships with shareholders and a senior executive has responsibility for the day to day management of investor relations matters. The main focus of dialogue is with institutional shareholders to whom regular presentations are made within the limits imposed by the Listing Rules. The Chief Executive and the Finance Director have close involvement with investor relations and report regularly to the Board the views of major shareholders. The Chairman and the non-executive directors are available to meet with major shareholders on request and the Chairman will at such meetings engage in discussions relating to matters of governance and strategy as appropriate. Additional forms of communication include presentations of the interim and preliminary results. The Annual General Meeting is considered by the Board to be a primary opportunity to communicate directly with the Company's many private shareholders and is normally attended by all members of the Board. Shareholders will be invited to ask questions at the meeting itself and will be given the opportunity to meet the directors informally. Notice of the Annual General Meeting (which is set out on pages 72 and 73) together with any related documents will be mailed to shareholders at least 20 working days before the meeting and separate resolutions will be proposed on each substantially separate issue. The level of proxy votes cast and the balance for and against each resolution together with the level of abstentions, if any, will be announced to the meeting following voting by a show of hands.

Internal control The Company, as required by the UK Financial Services Authority, has complied with the Combined Code provisions set out in Section 1 of the Code on internal control having established the procedures necessary to implement the guidance on internal control issued by the Turnbull Committee and by reporting in accordance with that guidance.

In applying the principle that the Board should maintain a sound system of control to safeguard shareholders' investment and the Company's assets, the Board recognises that it has overall responsibility for ensuring that the Group maintains a system of internal control to provide reasonable assurance regarding effective and efficient operations, internal control and compliance with laws and regulations. It recognises that such a system can provide only reasonable and not absolute assurance against material misstatement or loss.

Formal risk management procedures have been in place throughout the year and those procedures involve ongoing analysis, evaluation and management of the key risks to the Group. The Group's system of internal control, including the mechanism by which the directors routinely review the effectiveness of the system of internal control and risk management, includes the following:

- Regular meetings of the Board, Executive and Audit Committees, the responsibilities of which are set out above;
- Quarterly reviews by the Executive Committee of detailed risk management reports prepared by the operating divisions. Such reports cover key risks and include updates of agreed actions arising from previously reviewed quarterly reports. The Executive Committee presents its own detailed risk management report to the Board twice a year;
- A process beginning in January each year with the Board and the Executive Committee meeting to approve short-term and medium-term strategies followed by regular reviews throughout the year;
- Approval and regular reviews of annual budgets;
- Monthly reviews by the Executive Committee of key financial and non-financial business performance indicators of the Group's operating divisions;
- Strict internal financial controls covering capital expenditure – together with post-investment performance reviews – and treasury operations;
- Clearly defined organisation structures and appropriate delegated authorities for executives throughout the Group;
- Group-wide policies, standards and procedures relating to key business activities; and
- Regular consideration of Corporate Social Responsibility matters as outlined on pages 19 to 21.

In addition the directors confirm that they have conducted a specific annual review of the effectiveness of the Group's system of internal control and risk management in operation during the period up to the date of this annual report.

This report has been prepared by the Remuneration Committee ("the Committee") on behalf of the Board in accordance with the requirements introduced by the Directors' Remuneration Report Regulations 2002 and the Listing Rules of the Financial Services Authority. It has been prepared against a background of achieving an excellent set of results in the year.

A resolution approving the Committee's Report will be proposed at the forthcoming Annual General Meeting.

INFORMATION NOT SUBJECT TO AUDIT

Committee Membership and Responsibilities The Committee is comprised entirely of the independent non-executive directors of the Company. These are: Peter E B Cawdron (Chairman), Peter H Blackburn, Denis P Cassidy, Valerie F Gooding and Sven A Kado. Their biographical details are set out on pages 22 and 23. The Committee meets as required and at least twice a year. During the year the Committee met on four occasions.

The Committee provides advice and recommendations to the Board regarding the Company's framework for executive remuneration. Its duties include:

- monitoring the remuneration policies applied in the Group having regard to relevant market comparisons and practice;
- considering and determining the remuneration arrangements (including bonuses, pension rights, service contracts and compensation payments) of executive directors of the Company. Its approach is consistent with the Group's overall philosophy that all staff should be competitively rewarded;
- considering and where appropriate ratifying the remuneration arrangements (including bonuses, pension rights, service contracts and compensation payments) of senior executives of the Group;
- ensuring that the remuneration policy and the Group's practices for executive directors facilitate the employment and motivation of top quality personnel and adequately reward individual contributions made to the Group while at the same time remaining appropriate in terms of the Group's performance;
- seeking advice from independent remuneration consultants for the purpose of establishing the Group's relative market position or exploring particular aspects of remuneration; and
- monitoring the Group's employee share schemes in relation to legislative and market developments and determining within the overall remuneration policy the level cf options or awards under such schemes.

The Committee receives advice, as appropriate, from independent remuneration consultants and internally from relevant executives and human resources professionals. During the year, the Committee has consulted with the Chairman, the Chief Executive, the Group Human Resources Director and the Group Company Secretary regarding the remuneration of senior executives, although they are not involved in deciding their own remuneration. Hay Group was appointed by the Committee and provides advice to it on remuneration levels amongst comparator companies, job evaluation and design of incentive arrangements. Hay Group also provides analysis of market trends, reward and benefits surveys, job evaluation and benchmarking services to the Group. Advice has also been received from Freshfields Bruckhaus Deringer as the Group's main legal advisor. Gissings Limited acts as actuary to the Group's pension schemes and has provided advice in relation to executive directors' pensions. It has also provided pension administration services.

Policy The Company has given full consideration to the principles and has complied with the provisions of the 1998 Combined Code on Directors' remuneration. A revised Code will apply for accounting periods beginning on or after 1 November 2003.

The Company intends for this current year and future years to provide highly competitive salaries, benefits and development and training programmes to all employees, in order to continue to attract, motivate and retain talented staff at all levels throughout the Group.

A strategic aim is to align as closely as possible the interests of executives and shareholders by demanding performance targets. Individual salary, bonus and benefit levels for executive directors and other senior executives are reviewed annually by the Committee and are determined by reference to a range of criteria including:

- personal performance;
- level of responsibility;
- the performance of the Group relative to its competitors;
- the practice of other listed companies, in particular those operating in the service sectors; and
- the appropriate mix between short and long-term incentives.

Remuneration Packages The remuneration package for executive directors provides benefits and incentives as detailed below.

1. Basic Salary Executive directors' base salaries are determined by the Committee in accordance with the policy referred to above.

2. Annual Bonus Executive directors are eligible for an annual non-pensionable performance-related bonus. The level of bonus for the year ended 30 September 2003 was determined by the Committee on the basis of stretching criteria established to encourage outperformance in a manner that the Committee considered would contribute most to increasing shareholder value.

Performance targets are determined at the beginning of a financial year and are currently set for the following separate criteria:

- like for like turnover growth;
- return on capital;
- like for like profit growth; and
- working capital.

These targets are set with a view to maximising shareholder returns and meeting corporate objectives.

Consideration is also given to performance which will lead to benefits in the longer term such as customer and client satisfaction, preferred employer status and financial performance.

An annual performance-related bonus of 75% of base salary (125% for the Chief Executive) is paid upon the achievement of the above targets. It is payable either in cash or half in cash and half in shares at the executive director's option. If shares are chosen and are held for three years and the executive director continues to be employed by the Group, after three years those shares will be matched on a one to one basis with no additional performance targets. It was decided that additional performance targets would not be appropriate due to the very demanding targets initially set. No election by directors as to cash or shares can be made before 2 December 2003 and therefore the full cash entitlement of each director is included as bonus within the remuneration table on page 37. In addition, if executive directors perform considerably in excess of target figures in the above areas, an enhanced cash bonus opportunity of up to 75% (125% for the Chief Executive) proportionate to over achievement is payable.

3. Long-Term Incentive Plan and Share Option Schemes

(i) Long-Term Incentive Plan ("LTIP") Eligible employees including executive directors participate in the LTIP, which was introduced in 2000.

The objectives of the LTIP are to align the interests of executives with those of shareholders by making a significant part of remuneration dependent on the success of management in delivering superior returns to shareholders and to ensure that the total remuneration package is sufficiently competitive in the relevant markets to attract and retain high-calibre executives.

Executive directors may receive an annual award of up to 75% of annual base salary, payable in shares, over a maximum five-year vesting period. The release of shares to participants will depend upon growth in Compass Group's total shareholder return (TSR) relative to the FTSE 100 companies (see graph on page 36) determined at the outset over a three-year performance period. TSR is the aggregate of share price growth and reinvested dividends during the measurement period. No shares will be released unless the Company's TSR performance is in the top half of the comparator table with full vesting only if the Company is in the top 25%. 40% of the award will vest if performance is at the median and where performance is between the 50th and 25th percentiles awards will vest on a straight line basis between the 40% and 100% applicable to median and top quartile performances.

TSR was adopted by the Committee as the performance condition as they believe that it relates closely to the interests of the shareholders and this will continue to be monitored. TSR calculations are checked periodically by external parties.

In addition, earnings per share (EPS) is used as a second performance measure. An increase in EPS greater than the increase in UK RPI over a three-year period must be achieved before any release is made.

(ii) Share Option Plan ("Option Plan") Details of share options held by executive directors are set out on pages 38 and 39 of this report. Options are granted at a price not lower than the market value of the Company's shares on the day prior to the date of grant. They may normally be exercised between the third and tenth anniversaries of the date of grant after which they will lapse.

The exercise of options granted since September 2000 under the Option Plan for employees beneath executive director level is subject to a performance condition whereby annualised EPS must exceed the growth in the RPI (average real EPS growth) by an average of at least 3% per annum in a three-year period between the dates of grant and exercise. If the condition is not satisfied after the initial three-year period, it may still be satisfied in subsequent years.

Options granted to executive directors have a more stringent performance condition attached and options will not be exercisable unless EPS growth exceeds 6% per annum. Options will be exercisable on a sliding scale where average EPS growth is between 6% (at which point one-third of the shares under option will become exercisable) and 12% per annum (when options will be exercisable in full). This performance condition is amongst the most demanding set by any FTSE 100 company.

The calculation of EPS growth for this year for the purpose of determining the above performance criteria excludes the results of Little Chef and Travelodge which were disposed of during the year.

EPS was selected as the performance condition for the Option Plan because it takes account of both financial performance and the interests of shareholders. The Committee regularly reviews the performance targets and has discretion to alter these for future options, but not so as to make the targets less demanding.

It is envisaged that the Option Plan will be operated on the same basis in the next financial year.

(iii) Management Share Option Plan Options are granted at no lower than the market price on the day prior to grant on the basis of pre-grant performance to the top performing 20% of an eligible population of approximately 30,000 employees. Options may normally be exercised between the third and tenth anniversaries of the dates of grant, after which they will lapse. A Phantom Management Share Option Plan is operated to provide a cash incentive to employees in jurisdictions where it is impracticable to operate the Plan due to tax or securities laws. Executive directors do not participate in this plan.

(iv) Savings-Related Share Option Schemes The Company operates within the UK a SAYE scheme which is open to all UK employees and is linked to a monthly savings contract over three or five year periods. The maximum which can be saved each month is £250. Options are granted to scheme participants at not less than 80% of the prevailing market price. This scheme operates within specific tax legislation and, in common with all such schemes, exercise of an option is not subject to satisfaction of a performance target. Executive Directors may participate in this scheme. Similar arrangements currently operate in various overseas countries including the USA, Canada, Mexico, Australia, New Zealand, South Africa, Austria, Belgium, Chile, Cyprus, Denmark, Eire, Finland, Germany, Luxembourg, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland and Turkey.

4. Retirement Benefits Benefits arising under the Compass Group Final Salary Pension Plan ("the UK Pension Plan") will be provided to the maximum permitted under Inland Revenue regulations. Any benefits promised in excess will be paid directly by the Company to the member on retirement.

With the exception of Michael J Bailey and Alain F Dupuis, the executive directors participate in the UK Pension Plan, which is an Inland Revenue approved arrangement in the UK. The Company has given Michael J Bailey an unfunded pension promise in the US to provide for a level of benefit broadly similar to that applying to UK executive directors. The Company has given Alain F Dupuis a pension promise to provide for a level of benefit broadly similar to that applying to UK executive directors. These are partially funded by means of a defined contribution pension scheme.

The UK Pension Plan currently provides benefits to executive directors as follows:

Normal retirement age	60
Accrual rate	1/30th per annum (earlier periods of membership provide for accrual at lower rates)
Pensionable pay	Annual basic rate of pay
Spouse's pension	50% of prospective pension
Child allowance	12.5% of prospective pension per child
Early retirement	With Company consent from age 55 without actuarial reduction
Pension increase after retirement	5% or RPI if lower, with a guaranteed minimum of 3% per annum
Contribution basis	Non-contributory
Life assurance	4 x pensionable pay

No element of remuneration other than annual basic pay is pensionable.

Directors' service agreements The Board's policy is to limit service contracts of executive directors to 12 month rolling terms.

In the event of the termination of employment of any director by the Company, legally appropriate mitigation factors would be taken into account in any compensation that may be payable.

All the executive directors are employed under service contracts with the Company dated 1 October 2002 except for Sir Francis H Mackay whose agreement is dated 1 July 1999. New contracts were implemented following review last year by the Committee, taking into account the recommendations of the Combined Code and best practice generally.

All executive directors' contracts terminate automatically on their 63rd birthday. They may be terminated by the Company giving not less than 12 months' written notice or by the executive director giving not less than 6 months' written notice.

On early termination of their contracts, executive directors would normally be entitled to an amount equal to 12 months' salary, annual bonus and benefits, and compensation for loss of pension benefits.

Under Sir Francis H Mackay's contract the Company may at its discretion terminate his employment by payment of 12 months' salary only.

External Non-Executive Directorships External appointments provide executive directors with valuable experience beneficial to the Company. Such appointments are subject to the approval of the Board and directors are normally restricted to one appointment each for which they may retain any fees.

Remuneration for Non-Executive Directors The remuneration of non-executive directors is determined by the Board, on receipt of advice from Hay Group and taking into account market comparisons and duties performed. Non-executive directors do not participate in decisions involving their own remuneration. Details of non-executive directors' fees are set out on page 37.

Peter E B Cawdron, Denis P Cassidy and Valerie F Gooding are engaged on letters of appointment dated 27 October 1993, 14 September 1994 and 1 January 2000 respectively. Sven A Kado and Peter H Blackburn hold employment contracts dated 10 April 2002 and 16 May 2002 respectively.

Valerie F Gooding's appointment is terminable on 3 months' notice on both sides. Peter E B Cawdron's letter does not include notice terms. All other non-executives have a one month notice period on both sides.

Non-executive directors are not eligible for pension scheme membership and do not participate in any of the Group's performance-related bonus, share option or other incentive arrangements.

Total Shareholder Return The performance graph below shows the total shareholder return (TSR) for Compass Group over the last five years as required by the Directors' Remuneration Report Regulations 2002. The TSR for Compass Group comprises that of former Compass from 30 September 1998 to 26 July 2000, that of Granada Compass plc from 27 July 2000 to 1 February 2001 (both adjusted to reflect the demerger from Granada Compass plc on 2 February 2001) and that of Compass Group PLC from 2 February 2001.

The graph shows the value of £100 invested in the Company compared with £100 invested in the FTSE 100 Share index. The Committee considers this to be the most appropriate comparator group for this purpose because Compass Group has been a constituent member throughout the period.


180
160
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30/9/98
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Compass Group
FTSE 100 Index

INFORMATION SUBJECT TO AUDIT

Directors' Pension Benefit Name of Director	Age at 30 Sep 2003	Years of service at 30 Sep 2003	Real increase in accrued pension for the year £000	Increase in accrued pension during year £000	Accumulated total accrued pension at 30 Sep 2003 £000	Transfer value of accrued pension at 30 Sep 2003 £000 (A)	Transfer value of accrued pension at 30 Sep 2002 £000 (B)	Amount of A–B £000
Sir Francis H Mackay	58	17	84	99	663	13,696	11,632	2,064
Michael J Bailey	54	10	24	29	604	13,595	12,039	1,556
Alain F Dupuis	59	8	15	18	106	2,070	1,811	259
Clive W P Grundy	52	22	26	32	223	4,727	3,717	1,010
Andrew P Lynch	46	14	26	31	224	3,592	2,798	794

(i) The pension entitlement set out above is that which would be paid on retirement based on service to the end of the year.
(ii) The benefits set out above do not reflect those secured by any additional voluntary contributions paid by the directors.
(iii)Transfer values have been calculated in accordance with Actuarial Guidance Note GN11, and with advice from our external actuaries.

Directors' Remuneration

The aggregate remuneration of the individual directors of Compass Group PLC for the year ended 30 September 2003 was as follows:

Name of Director	Salary £000	††† Benefits £000	Annual Performance-Related Bonus £000	Total 2003 £000	Total 2002 £000
Executive					
Sir Francis H Mackay†	588	54	617	1,259	1,540
Michael J Bailey*	910	119	1,594	2,623	2,072
Alain F Dupuis	400	58	510	968	696
Clive W P Grundy (appointed 1 October 2002)††	400	39	420	859	–
Andrew P Lynch	485	38	510	1,033	825
Non-Executive					
Peter H Blackburn**	43	–	–	43	16
Denis P Cassidy	43	–	–	43	36
Peter E B Cawdron	78	–	–	78	75
Valerie F Gooding	43	–	–	43	36
Sven A Kado**	43	–	–	43	20
Total	3,033	308	3,651	6,992	5,316

† Sir Francis H Mackay's basic salary was time apportioned to account for a reduction in his working hours and was reduced from £850,000 p.a. to £500,000 p.a. with effect from 1 January 2003.
†† Clive W P Grundy's remuneration for the year ended 30 September 2002 is not disclosed as this is prior to his appointment as a director.
††† Benefits in kind include private medical insurance and a fully expensed motor car.
* Highest paid director
** Peter H Blackburn and Sven A Kado were appointed as directors in May 2002 and April 2002 respectively and last year's fees are in respect of the periods following their appointment.

As outlined on page 34, bonus targets are set at the begining of the financial year and the level of bonus payments is calculated by evaluating the performance of each director against such targets. Actual bonus levels have been determined in accordance with the excellent results achieved set against these demanding targets. The like for like turnover growth of 6%, like for like total operating profit growth of 10%, return on capital employed growth of 40 basis points and a free cash inflow (excluding discontinued activities) of £405m have together been a considerable achievement, hence the level of the overall awards, recognising an outperformance against the original targets set, and resulting in the enhanced bonuses reported above.

The maximum number of shares to be allocated to the directors under the LTIP, all for nil consideration, are as follows:

	As at 30 Sep 2002 (or date of appt) Number	* Granted in the year Number	Less shares issued Number	As at 30 Sep 2003 Number	Earliest Vesting dates Dec 2003 Number	Dec 2004 Number	Dec 2005 Number
Sir Francis H Mackay	341,560	141,509	–	483,069	207,210	134,350	141,509
Michael J Bailey	322,725	257,547	–	580,272	188,375	134,350	257,547
Alain F Dupuis	129,915	113,208	–	243,123	70,640	59,275	113,208
Clive W P Grundy	123,285	113,208	–	236,493	65,595	57,690	113,208
Andrew P Lynch	151,862	137,264	–	289,126	80,732	71,130	137,264

This entitlement to shares under the LTIP is subject to achieving the very demanding performance conditions referred to in the LTIP section on page 35. They are maximum entitlements and the actual number of shares (if any) will depend on these performance conditions being achieved.

In addition, the Chairman holds an award of 300,000 bonus shares granted on 30 September 2001 based on his performance in that year and which vests on 30 September 2004.

* Market price at the date of grant was 336.25 pence.

Directors' interests in the shares of Compass Group PLC
The interests, as defined by the Companies Act 1985, of the directors, their spouses and minor children in the ordinary shares of 10 pence each of the Company were as follows:

	30 Sep 2003	30 Sep 2002 (or date of appointment if later)
Sir Francis H Mackay	3,156,998	3,156,998
Michael J Bailey	2,443,326	2,130,067
Alain F Dupuis	939,285	886,219
Clive W P Grundy	590,147	538,496
Andrew P Lynch	745,735	682,056
Peter H Blackburn	5,000	5,000
Denis P Cassidy	26,168	26,168
Peter E B Cawdron	11,600	11,600
Valerie F Gooding	5,001	5,001
Sven A Kado	12,500	12,500

There were no changes in the interests of the directors, their spouses and minor children between 30 September 2003 and 2 December 2003.

Compass Group share prices
The mid-market prices of the Company's ordinary shares on 30 September 2002 and 30 September 2003 were 265 pence and 347 pence respectively. During the period the market price of the Company's ordinary shares ranged between 236.5 pence (12 March 2003) and 367.25 pence (24 September 2003).

The following is an analysis of options over ordinary shares in Compass Group PLC held by directors as at 30 September 2003.

Exercise period	30 Sep 2002	Granted during the year	Exercised during the year	Released during the year	30 Sep 2003	Exercise price (pence)	Market price at exercise or release (pence)
Sir Francis H Mackay							
16 May 1999 – 15 May 2003 *	367,000	–	367,000	–	–	143.9	293.65
29 September 2002 – 28 September 2009	596,375	–	–	–	**596,375**	316.1	
13 September 2003 – 12 September 2010	1,101,000	–	–	–	**1,101,000**	371.6	
1 September 2006 – 28 February 2007	3,870	–	–	–	**3,870**	436.0	
	2,068,245	–	367,000	–	**1,701,245**		
Michael J Bailey							
28 April 1997 – 27 April 2004	162,019	–	–	–	**162,019**	79.5	
16 May 1999 – 15 May 2003 †	220,200	–	–	220,200	–	143.9	295.0
29 September 2002 – 28 September 2009	734,000	–	–	–	**734,000**	316.1	
13 September 2003 – 12 September 2010	1,101,000	–	–	–	**1,101,000**	371.6	
19 September 2004 – 18 September 2011	1,000,000	–	–	–	**1,000,000**	430.0	
23 May 2005 – 22 May 2012	500,000	–	–	–	**500,000**	422.0	
1 September 2007 – 28 February 2008	4,925	–	–	–	**4,925**	336.0	
30 September 2005 – 29 September 2012	185,000	–	–	–	**185,000**	292.5	
28 May 2006 – 27 May 2013	–	950,000	–	–	**950,000**	320.0	
	3,907,144	950,000	–	220,200	**4,636,944**		
Alain F Dupuis							
29 September 2002 – 28 September 2009	275,250	–	–	–	**275,250**	316.1	
13 September 2003 – 12 September 2010	458,750	–	–	–	**458,750**	371.6	
19 September 2004 – 18 September 2011	250,000	–	–	–	**250,000**	430.0	
23 May 2005 – 22 May 2012	300,000	–	–	–	**300,000**	422.0	
30 September 2005 – 29 September 2012	111,000	–	–	–	**111,000**	292.5	
28 May 2006 – 27 May 2013	–	400,000	–	–	**400,000**	320.0	
	1,395,000	400,000	–	–	**1,795,000**		

Analysis of options over ordinary shares in Compass Group PLC held by directors as at 30 September 2003 – continued

Exercise period	30 Sep 2002	Granted during the year	Exercised during the year	Released during the year	30 Sep 2003	Exercise price (pence)	Market price at exercise or release (pence)
Clive W P Grundy							
16 May 2000 – 15 May 2004	146,800	–	–	–	**146,800**	179.2	
29 September 2002 – 28 September 2009	238,550	–	–	–	**238,550**	316.1	
13 September 2003 – 12 September 2010	458,750	–	–	–	**458,750**	371.6	
1 September 2004 – 28 February 2005	2,221	–	–	–	**2,221**	436.0	
19 September 2004 – 18 September 2011	250,000	–	–	–	**250,000**	430.0	
23 May 2005 – 22 May 2012	250,000	–	–	–	**250,000**	422.0	
30 September 2005 – 29 September 2012	92,500	–	–	–	**92,500**	292.5	
28 May 2006 – 27 May 2013	–	350,000	–	–	**350,000**	320.0	
	1,438,821	350,000	–	–	**1,788,821**		
Andrew P Lynch							
16 May 1999 – 15 May 2003 *	128,450	–	128,450	–	**–**	143.9	293.65
22 January 2000 – 21 January 2004	183,500	–	–	–	**183,500**	180.9	
16 May 2000 – 15 May 2004	146,800	–	–	–	**146,800**	179.2	
29 September 2002 – 28 September 2009	284,425	–	–	–	**284,425**	316.1	
13 September 2003 – 12 September 2010	550,500	–	–	–	**550,500**	371.6	
1 September 2004 – 28 February 2005	2,221	–	–	–	**2,221**	436.0	
19 September 2004 – 18 September 2011	350,000	–	–	–	**350,000**	430.0	
23 May 2005 – 22 May 2012	350,000	–	–	–	**350,000**	422.0	
30 September 2005 – 29 September 2012	129,500	–	–	–	**129,500**	292.5	
28 May 2006 – 27 May 2013	–	500,000	–	–	**500,000**	320.0	
	2,125,396	500,000	128,450	–	**2,496,946**		

† On 27 March 2003 Michael J Bailey released options over 220,200 shares and the Compass Group Employee Benefit Trust Number 2 paid £332,722.20 in respect of the release, such amount being equal to the excess of the bid market quotation of 295 pence per share on 26 March 2003 over the share option exercise price of 143.9 pence. The entire cash amount was applied by a family trust in which Michael J Bailey has a beneficial interest in subscribing for 112,787 shares in the capital of the Company at a price of 295 pence per share.

* The gross gains made on the exercise of share options during the year by Sir Francis H Mackay and Andrew P Lynch were £549,583 and £192,354 respectively. Last year's aggregate gross gain made on the exercise/release of share options by directors was £1,619,498.

No options expired unexercised during the year. No price was paid for the award of any option. Options are subject to the performance criteria set out on page 35.

Peter E B Cawdron
Chairman
2 December 2003

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Company and the Group for that year. In preparing these financial statements, the directors are required to:

(i) select suitable accounting policies and then apply them consistently;
(ii) make judgements and estimates that are reasonable and prudent;
(iii) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
(iv) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for maintaining proper accounting records and sufficient internal controls for safeguarding the assets of the Company and the Group and for the prevention and detection of fraud and other irregularities.

The directors, having prepared the financial statements, have requested the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

Independent auditors' report to the members of Compass Group PLC We have audited the financial statements of Compass Group PLC for the year ended 30 September 2003 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement and related notes, the consolidated statement of total recognised gains and losses, the reconciliation of movements in consolidated shareholders' funds and the related notes 1 to 28. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Remuneration Committee's Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the Remuneration Committee's Report. Our responsibility is to audit the financial statements and the part of the Remuneration Committee's Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration Committee's Report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules of the Financial Services Authority regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents sections including the unaudited part of the Remuneration Committee's Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration Committee's Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration Committee's Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration Committee's Report described as having been audited.

Opinion In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 September 2003 and of the profit of the Group for the year then ended and the financial statements and the part of the Remuneration Committee's Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
2 December 2003

Consolidated Profit and Loss Account

for the year ended 30 September 2003

Compass Group PLC	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2003 £m	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2002 £m
Turnover							
Continuing operations		**10,926**	**–**	**10,926**	10,249	–	10,249
Acquisitions		**280**	**–**	**280**	–	–	–
		11,206	**–**	**11,206**	10,249	–	10,249
Discontinued activities		**80**	**–**	**80**	368	–	368
Total turnover	2	**11,286**	**–**	**11,286**	10,617	–	10,617
Operating costs	3,4	**(10,504)**	**(276)**	**(10,780)**	(9,824)	(272)	(10,096)
Operating profit							
Continuing operations		**758**	**(269)**	**489**	688	(272)	416
Acquisitions		**8**	**(7)**	**1**	–	–	–
		766	**(276)**	**490**	688	(272)	416
Discontinued activities		**16**	**–**	**16**	105	–	105
		782	**(276)**	**506**	793	(272)	521
Share of profits of associated undertakings							
Continuing operations	2	**15**	**–**	**15**	12	–	12
Total operating profit: Group and share of associated undertakings	2	**797**	**(276)**	**521**	805	(272)	533
Loss on disposal of businesses – discontinued activities	4	**–**	**(27)**	**(27)**	–	–	–
Interest receivable and similar income		**16**	**–**	**16**	18	–	18
Interest payable and similar charges	6	**(152)**	**–**	**(152)**	(169)	–	(169)
Net interest		**(136)**	**–**	**(136)**	(151)	–	(151)
Profit on ordinary activities before taxation		**661**	**(303)**	**358**	654	(272)	382
Tax on profit on ordinary activities	7	**(169)**	**26**	**(143)**	(175)	37	(138)
Profit on ordinary activities after taxation		**492**	**(277)**	**215**	479	(235)	244
Equity minority interests		**(31)**	**–**	**(31)**	(22)	–	(22)
Profit for the financial year		**461**	**(277)**	**184**	457	(235)	222
Equity dividends	8	**(183)**	**–**	**(183)**	(159)	–	(159)
Profit for the year retained	21	**278**	**(277)**	**1**	298	(235)	63
Basic earnings per ordinary share	9			**8.3p**			10.0p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items	9	**20.8p**			20.5p		
Diluted earnings per ordinary share	9			**8.3p**			9.9p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	9	**20.7p**			20.3p		

Consolidated Statement of Total Recognised Gains and Losses
for the year ended 30 September 2003

Compass Group PLC	2003 £m	2002 £m
Profit for the financial year	**184**	222
Currency translation differences on foreign currency net investments	**(32)**	(41)
Total gains and losses recognised in the year	**152**	181

Reconciliation of Movements in Consolidated Shareholders' Funds
for the year ended 30 September 2003

Compass Group PLC	2003 £m	2002 £m
Profit for the financial year	**184**	222
Dividends	**(183)**	(159)
	1	63
Currency translation differences on foreign currency net investments	**(32)**	(41)
Issue of shares	**17**	54
Shares to be issued	**(5)**	(27)
Repurchase of shares	**(233)**	–
Net (reduction in)/addition to shareholders' funds	**(252)**	49
Opening shareholders' funds	**2,831**	2,782
Closing shareholders' funds	**2,579**	2,831

Consolidated Balance Sheet

as at 30 September 2003

Compass Group PLC	Notes	2003 £m	2002 £m
Fixed assets			
Intangible assets	10	**4,436**	4,522
Tangible assets	11	**1,734**	2,369
Investments	12	**73**	101
		6,243	6,992
Current assets			
Stocks	13	**229**	196
Debtors: amounts falling due within one year	14	**1,530**	1,258
amounts falling due after more than one year	14	**309**	293
Businesses held for resale	15	**–**	35
Investments		**–**	3
Cash at bank and in hand		**303**	406
		2,371	2,191
Creditors: amounts falling due within one year	16	**(3,093)**	(3,870)
Net current liabilities		**(722)**	(1,679)
Total assets less current liabilities		**5,521**	5,313
Creditors: amounts falling due after more than one year	17	**(2,457)**	(1,954)
Provisions for liabilities and charges	19	**(429)**	(431)
Equity minority interests		**(56)**	(97)
Net assets	2	**2,579**	2,831
Capital and reserves			
Called up share capital	20	**217**	223
Shares to be issued		**–**	5
Share premium account	21	**84**	68
Capital redemption reserve	21	**7**	–
Merger reserve	21	**4,170**	4,170
Profit and loss account	21	**(1,899)**	(1,635)
Total equity shareholders' funds		**2,579**	2,831

Approved by the Board of Directors on 2 December 2003 and signed on their behalf by

Michael J Bailey, Director

Andrew P Lynch, Director

Company Balance Sheet
as at 30 September 2003

Compass Group PLC	Notes	2003 £m	2002 £m
Fixed assets			
Investments	12	**1,131**	1,121
Current assets			
Debtors: amounts falling due within one year	14	**3,802**	3,048
Creditors: amounts falling due within one year	16	**(1,868)**	(1,752)
Net current assets		**1,934**	1,296
Total assets less current liabilities		**3,065**	2,417
Creditors: *amounts falling due after more than one year*	17	**(2,282)**	(1,635)
Net assets		**783**	782
Capital and reserves			
Called up share capital	20	**217**	223
Shares to be issued		**–**	5
Share premium account	21	**84**	68
Capital redemption reserve	21	**7**	–
Profit and loss account	21	**475**	486
Total equity shareholders' funds		**783**	782

Approved by the Board of Directors on 2 December 2003 and signed on their behalf by

Michael J Bailey, Director

Andrew P Lynch, Director

Consolidated Cash Flow Statement
for the year ended 30 September 2003

Compass Group PLC	£m	2003 £m	£m	2002 £m
Net cash inflow from operating activities before exceptional items (note I)		**933**		925
Exceptional reorganisation costs		**–**		(17)
Net cash inflow after exceptional items		**933**		908
Dividends from associated undertakings		**5**		2
Returns on investments and servicing of finance				
Interest received	**15**		17	
Interest paid	**(163)**		(175)	
Interest element of finance lease rental payments	**(3)**		(3)	
Dividends paid to minority interests	**(15)**		(10)	
Net cash outflow from returns on investments and servicing of finance		**(166)**		(171)
Taxation				
Tax received	**41**		31	
Tax paid	**(86)**		(73)	
Net tax paid		**(45)**		(42)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	**(376)**		(384)	
Sale of tangible fixed assets	**64**		54	
Sale of own shares, net	**–**		1	
Total capital expenditure and financial investment		**(312)**		(329)
Free cash flow		**415**		368
Acquisitions and disposals (note IV)				
Purchase of subsidiary companies	**(296)**		(406)	
Net proceeds from businesses held for resale	**30**		22	
Sale of minority interest	**–**		7	
Sale of subsidiary companies and associated undertakings	**720**		31	
Total acquisitions and disposals		**454**		(346)
Equity dividends paid		**(159)**		(126)
Net cash inflow/(outflow) from investing activities		**295**		(472)
Net cash inflow/(outflow) before financing		**710**		(104)
Management of liquid resources: Sale of marketable securities		**3**		62
Financing				
Issue of ordinary share capital	**12**		5	
Repurchase of share capital	**(211)**		–	
Debt due within one year:				
Decrease in bank loans and loan notes	**(218)**		(505)	
Debt due after one year:				
(Decrease)/increase in bank loans and loan notes	**(464)**		289	
Capital element of finance lease rentals	**(16)**		(14)	
Net cash outflow from financing		**(897)**		(225)
Decrease in cash in the year		**(184)**		(267)

Reconciliation of net cash flow to movement in net debt (note II)	2003 £m	2002 £m
Decrease in cash in the year	**(184)**	(267)
Cash outflow from change in debt and lease finance	**698**	230
Change in net debt resulting from cash flows	**514**	(37)
Changes in finance leases and loans acquired with subsidiaries	**(41)**	(281)
Effect of foreign exchange rate changes	**(79)**	6
Movement in net debt in the year	**394**	(312)
Opening net debt	**(2,702)**	(2,390)
Closing net debt	**(2,308)**	(2,702)

	2003 £m	2002 £m
I Reconciliation of operating profit to net cash inflow from operating activities:		
Operating profit before goodwill amortisation and exceptional items	**797**	805
Depreciation	**243**	230
EBITDA	**1,040**	1,035
Profit on disposal of fixed assets and businesses	**(8)**	(9)
Share of profits of associated undertakings	**(15)**	(12)
Expenditure in respect of provisions for liabilities and charges	**(46)**	(61)
Increase in stocks	**(33)**	(4)
Increase in debtors	**(64)**	(98)
Increase in creditors	**59**	74
Net cash inflow from operating activities before exceptional items	**933**	925

	1 Oct 2002 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	30 Sep 2003 £m
II Analysis of net debt:						
Cash at bank and in hand	406	(118)	15	–	–	303
Overdrafts	(29)	(66)	(3)	–	–	(98)
	377	(184)	12	–	–	205
Debt due within one year	(1,217)	218	–	(18)	906	(111)
Debt due after one year	(1,804)	464	(90)	–	(906)	(2,336)
Finance leases	(58)	16	(1)	(12)	(11)	(66)
	(3,079)	698	(91)	(30)	(11)	(2,513)
Total	(2,702)	514	(79)	(30)	(11)	(2,308)

	2003 £m Purchases	2003 £m Disposals	2002 £m Purchases
III Purchase and disposal of subsidiary companies and investments in associated undertakings:			
Net assets acquired/(disposed of):			
Tangible fixed assets	32	(773)	88
Fixed asset investments	–	(38)	85
Businesses held for resale	–	–	28
Stocks	1	(4)	17
Debtors	119	(8)	165
Current asset investments	–	–	43
Cash	19	(1)	147
Bank overdrafts	(29)	–	(4)
Loans	(18)	–	(258)
Leases	(12)	–	(9)
Creditors	(130)	21	(213)
Provisions	(45)	–	(67)
Tax	29	63	27
Minority interests	60	–	(46)
	26	(740)	3
Loss on disposal	–	29	–
Goodwill acquired/(disposed of)	195	(14)	610
	221	(725)	613
Satisfied by:			
Cash consideration payable/(receivable)	208	(721)	538
Shares	–	–	7
Deferred consideration receivable	–	(8)	–
Deferred consideration payable	13	4	68
	221	(725)	613
IV Analysis of net flow of cash in respect of the purchase and disposal of subsidiary companies and investments in associated undertakings:			
Cash consideration paid/(received net of liabilities settled)	208	(721)	538
Cash (acquired)/disposed of	(19)	1	(147)
Overdrafts acquired	29	–	4
	218	(720)	395
Deferred consideration and costs relating to previous acquisitions	78	–	11
	296	(720)	406

1 Accounting policies

Basis of preparation
The financial statements have been prepared in accordance with UK law and applicable accounting standards.

Specific accounting policies
The particular policies adopted are described below.

A Accounting convention and basis of consolidation
The financial statements are prepared under the historical cost convention. The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries and associated undertakings.

B Goodwill
Purchased goodwill arising on acquisitions made since 1 October 1998 is capitalised in local currency and amortised through the profit and loss account on a straight line basis over its estimated useful life up to a maximum of 20 years, in accordance with FRS 10.

Purchased goodwill arising on acquisitions prior to 1 October 1998, which was previously written off to a separate goodwill reserve, remains written off but has now been transferred to the profit and loss account reserve, in accordance with the transitional arrangements of FRS 10. This goodwill will be charged to the profit and loss account as appropriate on the subsequent disposal of the business to which it relates.

C Foreign currencies
The assets and liabilities of foreign subsidiary companies are translated into sterling at the rates of exchange ruling at the year end. The historical currency cost of foreign subsidiary companies and investments held by the Company are translated into sterling at the rates of exchange ruling at the year end. Gains and losses resulting from the realignment of opening foreign currency balances to the year end rates including external loans and intragroup long-term loans are treated as movements on reserves.

The results of foreign subsidiary companies are translated into sterling at the average rates of exchange for the accounting year. Gains or losses resulting from the translation of these results from the average rates to the year end rates are treated as movements on reserves. All other exchange differences are dealt with through the profit and loss account.

D Stocks
Stocks are valued at the lower of cost and net realisable value.

E Turnover
Turnover represents the invoiced value, excluding value added tax and similar sales taxes, of goods and services supplied to third parties.

F Tangible fixed assets and depreciation
Fixed assets are carried at cost less depreciation, which is provided on their book values at rates calculated to write down each asset to its residual value over its estimated remaining useful life on a straight line basis, within the following ranges:
- Freehold buildings and long-term leasehold property: 2% per annum – freehold land is not depreciated
- Short-term leasehold property: the life of the lease
- Plant, machinery, fixtures and fittings: 8% to 33% per annum

G Investments
Except as stated below, investments held as fixed assets are stated at cost, less any provision for impairment in value, and investments held by the Company are stated at historical currency cost and translated into sterling in accordance with the policy set out in note **C** above.

In the consolidated accounts, shares in associated undertakings are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of the pre-tax profits and attributable taxation of the associated undertakings based on financial statements for the financial year. In the consolidated balance sheet, the investment in associated undertakings is shown at the Group's share of the net assets of the associated undertakings. Goodwill arising on the acquisition of an associate is capitalised as part of the carrying amount in the consolidated balance sheet and amortised over its estimated useful life. Prior to the implementation of FRS 9 and FRS 10, such goodwill was written off to reserves as a matter of accounting policy (see note **B** above).

H Pension costs and other post-retirement benefits
Defined retirement benefits for employees are funded by contributions from the Group companies and employees.

Pension costs and other post-retirement benefits, which are periodically calculated by professionally qualified actuaries, are charged against profits so that the expected costs of providing pensions are recognised during the period in which benefit is derived from the employees' services.

Any pension surplus or deficit identified at the date of the last actuarial valuation is being amortised over the average estimated remaining service lives of employees in accordance with SSAP 24.

I Deferred tax
Deferred tax is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in tax computations in periods different from those in which they are included in the financial statements. The Group has adopted the policy of discounting deferred tax balances as permitted by FRS 19.

J Leases
Assets held under finance leases and hire purchase contracts are capitalised at their fair value on the inception of the leases and depreciated over their estimated useful lives. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding.

Rental costs under operating leases are charged to the profit and loss account in equal annual amounts over the period of the leases.

K Financial instruments
Financial assets and liabilities, including derivative financial instruments, denominated in foreign currencies are translated into sterling at year end exchange rates. Gains and losses on translation into sterling are dealt with in accordance with the policy set out in note **C** above.

Interest rate swaps are not revalued to fair value or shown on the balance sheet at the year end. Income and expenses arising from interest rate swaps are matched against the interest costs arising on the loans for which they are providing a hedge.

Premiums, discounts and front-end fees on financial assets and liabilities are amortised through the profit and loss account over the life of the asset or liability.

2 Turnover, operating profit and net assets	Continuing operations £m	Acquisitions £m	Discontinued activities £m	2003 £m	2002 £m
Turnover					
Foodservice:					
Geographical analysis:					
– United Kingdom					
Continuing	2,966	14	–	2,980	2,792
Discontinued	–	–	80	80	368
	2,966	14	80	3,060	3,160
– Continental Europe & rest of the world	4,402	262	–	4,664	3,751
– North America	3,558	4	–	3,562	3,706
	10,926	280	80	11,286	10,617
Operating profit					
Before goodwill amortisation and exceptional items					
Foodservice:					
– The Company and its subsidiary undertakings					
Continuing	758	8	–	766	688
Discontinued	–	–	16	16	105
– Associated undertakings	15	–	–	15	12
	773	8	16	797	805
Geographical analysis:					
– United Kingdom					
The Company and its subsidiary undertakings					
Continuing	359	1	–	360	316
Discontinued	–	–	16	16	105
Associated undertakings	2	–	–	2	1
– Continental Europe & rest of the world					
The Company and its subsidiary undertakings	222	7	–	229	191
Associated undertakings	12	–	–	12	11
– North America					
The Company and its subsidiary undertakings	177	–	–	177	181
Associated undertakings	1	–	–	1	–
	773	8	16	797	805
Amortisation of goodwill – continuing operations					
– United Kingdom	(154)	(1)	–	(155)	(164)
– Continental Europe & rest of the world	(64)	(6)	–	(70)	(39)
– North America	(51)	–	–	(51)	(54)
	(269)	(7)	–	(276)	(257)
Exceptional items – continuing operations					
– United Kingdom	–	–	–	–	(12)
– Continental Europe & rest of the world	–	–	–	–	(2)
– North America	–	–	–	–	(1)
	–	–	–	–	(15)
	(269)	(7)	–	(276)	(272)
Total operating profit: Group and share of associated undertakings	504	1	16	521	533

Total operating profit after goodwill amortisation and exceptional items for the year ended 30 September 2003 relates to foodservice analysed as UK £223 million, Continental Europe and the rest of the world £171 million and North America £127 million (2002: £246 million, £161 million and £126 million respectively).

2 Turnover, operating profit and net assets – continued

	2003 £m	2002 £m
Net assets		
Foodservice:		
– United Kingdom	**2,649**	3,267
– Continental Europe & rest of the world	**1,259**	1,178
– North America	**979**	1,053
	4,887	5,498
Assets held for resale	**–**	35
Net debt	**(2,308)**	(2,702)
	2,579	2,831

3 Operating costs

	Continuing operations £m	Acquisitions £m	Discontinued activities £m	2003 £m	Continuing operations £m	Discontinued activities £m	2002 £m
Movement in stocks of finished goods and work in progress	**18**	**1**	**–**	**19**	9	–	9
Raw materials and consumables	**3,998**	**107**	**17**	**4,122**	3,855	89	3,944
Other external charges	**1,587**	**51**	**22**	**1,660**	1,442	80	1,522
Staff costs	**4,332**	**107**	**21**	**4,460**	4,055	79	4,134
Depreciation of tangible fixed assets:							
– owned assets	**218**	**6**	**4**	**228**	203	15	218
– leased assets	**15**	**–**	**–**	**15**	12	–	12
Amortisation of goodwill	**269**	**7**	**–**	**276**	257	–	257
	10,437	**279**	**64**	**10,780**	9,833	263	10,096

In 2002 exceptional items of £15 million included within continuing operations and analysed in note 4 were included within other external charges £5 million and staff costs £10 million.

	2003 £m	2002 £m
Other external charges include:		
Property lease rentals	**86**	89
Other occupancy rentals	**121**	122
Other asset rentals	**55**	39
Fees paid to the auditors:		
Audit services: statutory audit	**2**	2
Further assurance services	**1**	1
Tax services: advisory services	**2**	2
	5	5
Less fees in respect of acquisitions and disposals charged as part of the cost of transactions	**–**	(2)
	5	3

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these accounts. The consolidated profit for the year includes a profit after tax of £405 million (2002: £93 million) which is dealt with in the accounts of the parent company.

4 Exceptional items

	2003 £m	2002 £m
Charged to operating profit – continuing activities		
Reorganisation costs	–	5
Employee share schemes	–	10
	–	15
Loss on disposal of discontinued activities – Little Chef and Travelodge	**27**	–

Little Chef and Travelodge were disposed of on 4 February 2003 for a total consideration of £712 million. The completion accounts for this transaction are in the process of finalisation.

5 Employees

	Number	Number
The average number of employees, including part-time employees, was:		
Foodservice:		
United Kingdom	**97,198**	100,372
Overseas	**315,376**	291,980
	412,574	392,352

	2003 £m	2002 £m
The aggregate remuneration of all employees comprised:		
Wages and salaries	**3,885**	3,638
Social security costs	**515**	440
Other pension costs	**60**	56
	4,460	4,134

Information on directors' remuneration, share options, long-term incentive plans, pension contributions and entitlements is set out in the audited section of the Remuneration Committee's Report on pages 34 to 39 and forms part of these financial statements.

6 Interest payable and similar charges

	2003 £m	2002 £m
Bank loans and overdrafts	**41**	105
Other loans	**111**	64
	152	169

7 Tax on profit on ordinary activities

	2003 £m	2002 £m
UK corporation tax at 30% (2002: 30%)	**41**	45
Overseas tax payable	**89**	66
Overseas tax on share of profits of associated undertakings	**6**	5
Current tax charge on profit before goodwill, amortisation and exceptional items	**136**	116
UK deferred tax	**11**	51
Impact of discounting UK deferred tax	**5**	(9)
Overseas deferred tax	**54**	37
Impact of discounting overseas deferred tax	**(12)**	(14)
	194	181
Adjustments in respect of prior years:		
UK corporation tax	**(13)**	(60)
Overseas tax payable	**(12)**	2
UK deferred tax	**(16)**	29
Overseas deferred tax	**16**	23
	(25)	(6)
Total tax charge before exceptional items	**169**	175
Exceptional items:		
UK corporation tax	**4**	(5)
Overseas tax payable	**3**	–
Prior year UK corporation tax	**(33)**	(32)
Total exceptional tax credit	**(26)**	(37)
Tax on profit on ordinary activities after exceptional items	**143**	138

The 2003 exceptional UK corporation tax charge and the 2003 overseas tax charge relate to the disposal of the Little Chef and Travelodge businesses. The 2003 prior year exceptional UK corporation tax credit relates to the recovery of tax not previously recognised in respect of acquired businesses where the hindsight period for adjustments to goodwill has passed.

Factors affecting the future tax charge

The main factors affecting the future tax charge are expected to include overseas tax rates, permanent differences and the reversal of unprovided deferred tax assets.

	2003 %	2002 %
Reconciliation of the UK statutory tax rate to the effective current tax rate		
Tax charge on profit on ordinary activities before goodwill amortisation and exceptional items at the UK statutory rate of 30%	**30**	30
Increase/(decrease) resulting from:		
Permanent items	**2**	(2)
Amortisation of goodwill	**(2)**	(2)
Overseas taxes at higher rates	**3**	1
Losses brought forward	**(6)**	(6)
Tax credits	**(2)**	(1)
Capital allowances for the period in excess of depreciation charged	**(2)**	(2)
Other timing differences	**(2)**	–
Current tax charge on profit before goodwill amortisation and exceptional items	**21**	18

8 Dividends

	Per share	2003 £m	Per share	2002 £m
Dividends on ordinary shares of 10p each:				
Interim	**2.7p**	**60**	2.1p	47
Proposed final	**5.7p**	**123**	5.0p	112
	8.4p	**183**	7.1p	159

9 Earnings per share

	Before goodwill amortisation and exceptional items 2003 £m	Including goodwill amortisation and exceptional items 2003 £m	Before goodwill amortisation and exceptional items 2002 £m	Including goodwill amortisation and exceptional items 2002 £m
Attributable profit for basic and diluted earnings per share	**461**	**184**	457	222
	Millions	Millions	Millions	Millions
Average number of shares in issue	**2,218**	**2,218**	2,227	2,227
Shares to be issued	**–**	**–**	1	1
Average number of shares for basic earnings per share	**2,218**	**2,218**	2,228	2,228
Dilutive share options	**5**	**5**	20	20
Average number of shares for diluted earnings per share	**2,223**	**2,223**	2,248	2,248
Basic earnings per share	**20.8p**	**8.3p**	20.5p	10.0p
Diluted earnings per share	**20.7p**	**8.3p**	20.3p	9.9p

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings.

10 Intangible fixed assets

	£m
Goodwill – Group	
Cost	
At 1 October 2002	**5,008**
Additions arising from acquisitions	**195**
Disposal	**(15)**
Currency adjustment	**8**
At 30 September 2003	**5,196**
Amortisation	
At 1 October 2002	**486**
Charge for the year	**276**
Disposal	**(1)**
Currency adjustment	**(1)**
At 30 September 2003	**760**
Net book amount	
At 30 September 2003	**4,436**
At 30 September 2002	4,522

Additions to goodwill arising from acquisitions primarily relates to the acquisition of Onama in Italy. Further information on acquisitions can be found in note 22. Goodwill on acquisitions is being amortised over periods of up to 20 years which are considered to be the estimated useful lives.
The disposal relates to the goodwill attaching to 9.8% of Yoshinoya D&C held by Seiyo Foods disposed of on 19 August 2003.

11 Tangible fixed assets

	Freehold land and buildings £m	Long leasehold property £m	Short leasehold property £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Group						
Cost						
At 1 October 2002	862	276	386	1,246	735	3,505
Currency adjustment	9	1	–	13	31	54
Additions	24	6	14	228	115	387
Businesses acquired	19	–	2	33	13	67
Disposals	(17)	(1)	(37)	(60)	(75)	(190)
Businesses disposed of	(411)	(224)	(38)	(14)	(158)	(845)
At 30 September 2003	486	58	327	1,446	661	2,978
Depreciation						
At 1 October 2002	78	10	61	660	327	1,136
Currency adjustment	4	–	–	9	16	29
Charge for the year	13	2	12	148	68	243
Businesses acquired	11	–	3	16	5	35
Disposals	(16)	–	(10)	(64)	(37)	(127)
Businesses disposed of	(5)	(8)	(12)	(6)	(41)	(72)
At 30 September 2003	85	4	54	763	338	1,244
Net book amount						
At 30 September 2003	401	54	273	683	323	1,734
At 30 September 2002	784	266	325	586	408	2,369

The net book amount of the Group's tangible fixed assets includes, in respect of assets held under finance leases, freehold buildings and long and short leasehold property £11 million (2002: £12 million), plant and machinery £38 million (2002: £41 million) and fixtures and fittings £4 million (2002: £4 million).

12 Investments held as fixed assets

	Group	Company
	Investment in associated undertakings £m	Investment in subsidiary undertakings £m
Cost		
At 1 October 2002	101	1,121
Additions	–	10
Disposals	(38)	–
Share of retained profits less losses	9	–
Dividends received	(5)	–
Currency adjustments/other movements	6	–
At 30 September 2003	73	1,131

Investment in associated undertakings at 30 September 2003 includes £48 million being the Group's share of the net tangible assets of Yoshinoya D&C. During the year the Group disposed of 9.8% of Yoshinoya leaving a remaining investment of 12.7%. Following this disposal the Group retains the same level of influence over Yoshinoya and therefore continues to equity account this investment. Yoshinoya is incorporated in Japan, draws up its financial statements to the end of February each year and its main business is retail catering. The market value of the investment at 30 September 2003 was ¥13 billion (£68 million).

13 Stocks

	2003 £m	2002 £m
Group		
Food and beverage stocks	**166**	149
Other stocks	**63**	47
	229	196

14 Debtors

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Amounts falling due within one year				
Trade debtors	**1,112**	936	**–**	–
Amounts owed by subsidiary companies	**–**	–	**3,767**	2,994
Amounts owed by associated undertakings	**4**	2	**–**	–
Group relief receivable	**–**	–	**35**	54
Overseas tax recoverable	**15**	12	**–**	–
Other debtors	**184**	107	**–**	–
Prepayments and accrued income	**215**	201	**–**	–
	1,530	1,258	**3,802**	3,048
Amounts falling due after more than one year				
Other debtors	**177**	208	**–**	–
Deferred tax	**132**	85	**–**	–
	309	293	**–**	–

	Provided	
	2003 £m	2002 £m
Deferred tax analysis		
Group		
UK capital allowances in excess of depreciation	**(8)**	(101)
UK short-term timing differences	**100**	96
Overseas deferred tax	**(26)**	5
Discount on timing differences	**66**	85
	132	85

Overseas deferred tax and the discount on timing differences include an amount attributable to goodwill in the USA. The effect of this was not analysed separately in 2002 and the comparatives have therefore been restated.

Deferred tax has been provided throughout the Group in accordance with the accounting policy shown in note 1(l). Deferred tax does not include any potential tax liabilities which might arise in the event of the distribution of unappropriated profits or reserves of overseas subsidiary companies as there is no intention to distribute such profits or reserves.

Deferred tax assets of £147 million (2002: £160 million) have not been recognised as recovery is likely to be after more than one year.

The Company has an unprovided deferred tax asset of £15 million (2002: £11 million) which is not recognised on the same grounds.

	Group £m
The movements on deferred tax are as follows:	
At 1 October 2002	**85**
Arising from acquisitions	**30**
Arising from disposals	**70**
Charged to profit and loss account	**(58)**
Other movements	**5**
At 30 September 2003	**132**

15 Businesses held for resale	2003 £m
At 1 October 2002	**35**
Reclassified from creditors	**(5)**
Net proceeds received	**(30)**
At 30 September 2003	**–**

16 Creditors – amounts falling due within one year	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Bonds	**94**	129	**–**	100
Loan notes	**12**	72	**3**	55
Bank loans	**5**	1,016	**–**	1,006
Bank overdrafts	**98**	29	**243**	368
Obligations under finance leases	**19**	14	**–**	–
Trade creditors	**1,060**	845	**–**	–
Amounts owed to subsidiary companies	**–**	–	**1,364**	21
Amounts owed to associated undertakings	**4**	4	**–**	–
Corporation tax payable	**146**	138	**–**	–
Overseas tax	**188**	163	**–**	–
Other tax and social security costs	**208**	211	**–**	–
Other creditors	**241**	200	**22**	–
Deferred consideration	**25**	79	**–**	–
Accruals and deferred income	**810**	811	**53**	43
Proposed dividend	**183**	159	**183**	159
	3,093	3,870	**1,868**	1,752

17 Creditors – amounts falling due after more than one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Bonds	**1,102**	1,143	**1,061**	1,021
Loan notes	**591**	611	**568**	554
Bank loans	**643**	50	**643**	48
Obligations under finance leases	**47**	44	**–**	–
Other creditors	**55**	68	**1**	3
Deferred consideration	**19**	38	**9**	9
	2,457	1,954	**2,282**	1,635

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:
- Euro Eurobond with nominal value €600 million redeemable in 2009 and bearing interest at 6.0% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2012 and bearing interest at 6.375% per annum.
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bond redeemable in 2014 is recorded at its fair value to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$949 million (£571million) at interest rates between 6.0% and 8.015%. US$750 million (£452 million) is repayable in five to ten years.

Maturity of financial liabilities and other creditors falling due after more than one year as at 30 September 2003 is as follows:

	2003				2002			
	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
Group								
In more than one year but not more than two years	**30**	**45**	**70**	**145**	105	2	77	184
In more than two years but not more than five years	**130**	**598**	**36**	**764**	125	48	52	225
In more than five years	**1,533**	**–**	**15**	**1,548**	1,524	–	21	1,545
	1,693	**643**	**121**	**2,457**	1,754	50	150	1,954
In one year or less, or on demand	**106**	**103**	**44**	**253**	201	1,045	93	1,339
	1,799	**746**	**165**	**2,710**	1,955	1,095	243	3,293

	2003				2002			
	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
Company								
In more than one year but not more than two years	**–**	**45**	**–**	**45**	7	–	3	10
In more than two years but not more than five years	**130**	**598**	**10**	**738**	71	48	9	128
In more than five years	**1,499**	**–**	**–**	**1,499**	1,497	–	–	1,497
	1,629	**643**	**10**	**2,282**	1,575	48	12	1,635
In one year or less, or on demand	**3**	**243**	**–**	**246**	155	1,374	–	1,529
	1,632	**886**	**10**	**2,528**	1,730	1,422	12	3,164

17 Creditors – amounts falling due after more than one year – continued

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Bank loans				
Repayable otherwise than by instalments within five years	**648**	1,066	**643**	1,054
Less: amounts falling due within one year	**5**	1,016	**–**	1,006
Amounts falling due after more than one year	**643**	50	**643**	48

The Group had the following undrawn committed borrowing facilities at 30 September:

	2003 £m	2002 £m
Expiry date:		
In one year or less	**–**	1,014
In more than two years but not more than five years	**987**	–
	987	1,014

18 Financial Instruments

A discussion of the Group's objectives, policies and strategies with regard to financial instruments can be found in the financial review on page 27. Short-term debtors and creditors arising directly from the Group's operations are excluded from the following disclosures, as permitted by FRS 13.

(a) Interest rate and currency of financial liabilities

	Deferred consideration £m	Finance leases £m	Other financial liabilities £m	Fixed rate borrowings £m	Floating rate borrowings £m	Total gross borrowings £m	Fixed rate borrowings: Weighted average interest rate %	Fixed rate borrowings: Weighted average time for which rate is fixed Years
30 September 2003								
Sterling	**11**	**2**	**15**	**60**	**16**	**76**	**7.0**	**3.6**
US dollar	**23**	**27**	**–**	**733**	**303**	**1,036**	**4.6**	**2.8**
Euro	**4**	**29**	**8**	**428**	**278**	**706**	**4.1**	**2.1**
Japanese Yen	**–**	**3**	**2**	**126**	**84**	**210**	**1.8**	**0.6**
Other currencies	**6**	**5**	**5**	**308**	**111**	**419**	**3.5**	**1.2**
	44	**66**	**30**	**1,655**	**792**	**2,447**	**4.1**	**2.2**
30 September 2002								
Sterling	11	3	10	345	46	391	7.1	6.7
US dollar	99	28	–	784	376	1,160	6.2	3.9
Euro	1	19	5	560	202	762	4.9	1.9
Japanese Yen	–	4	–	117	36	153	2.2	1.3
Other currencies	6	4	6	311	244	555	3.3	1.3
	117	58	21	2,117	904	3,021	5.1	3.1

Floating rate borrowings bear interest at rates linked to LIBOR or its foreign equivalents.

18 Financial Instruments – continued

(b) Interest rate and currency of financial assets

	2003		2002	
	Cash, net of overdrafts £m	Other financial assets £m	Cash, net of overdrafts £m	Other financial assets £m
Sterling	**89**	**–**	87	–
US dollar	**12**	**13**	51	10
Euro	**33**	**7**	125	3
Japanese Yen	**23**	**–**	29	–
Other currencies	**48**	**3**	85	–
	205	**23**	377	13

Overdrafts principally arise as a result of uncleared transactions and accordingly have been netted off against cash balances in the above disclosure. Interest on short-term deposits and bank overdrafts is at the relevant money market rates. Other financial assets do not bear interest.

(c) Foreign currency risk

After taking into account the effects of forward foreign exchange contracts and cross currency swaps, the Group has no significant currency exposures generating gains or losses that would be recognised in the profit and loss account.

(d) Fair values of financial instruments

	2003		2002	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Financial instruments held or issued to finance the Group's operations:				
Bank loans	**648**	**648**	1,066	1,066
Bonds	**1,200**	**1,270**	1,285	1,293
Loan notes	**616**	**696**	714	762
Obligations under finance leases	**66**	**66**	58	58
Deferred consideration	**44**	**44**	117	117
Cash at bank and in hand	**(303)**	**(303)**	(406)	(406)
Bank overdrafts	**98**	**98**	29	29
	2,369	**2,519**	2,863	2,919
Financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	**–**	**(89)**	–	(67)
Cross currency swaps	**(17)**	**(17)**	(44)	(49)
	(17)	**(106)**	(44)	(116)

Fair values of debtors and creditors due after more than one year are not significantly different from their book values.

(e) Interest rate risk hedging

In respect of the net unrecognised profits under interest rate swaps of £89 million at 30 September 2003 (2002: profits of £67 million), it was anticipated at that point in time that a net income of £nil (2002: income of £1 million received in 2003) would arise in the following year.

19 Provisions for liabilities and charges	Insurance, pensions and other post employment benefits £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2002	**252**	**65**	**103**	**11**	**431**
Arising from acquisitions	**26**	**19**	**–**	**–**	**45**
Expenditure in the year	**(13)**	**(29)**	**(4)**	**–**	**(46)**
Charged to profit and loss account	**17**	**–**	**–**	**–**	**17**
Credited to profit and loss account	**(1)**	**(4)**	**(1)**	**–**	**(6)**
Reclassified	**(2)**	**(4)**	**(6)**	**–**	**(12)**
Currency adjustment	**–**	**1**	**(1)**	**–**	**–**
At 30 September 2003	**279**	**48**	**91**	**11**	**429**

Insurance, pensions and other post-employment benefits relate to the costs of self-funded pension and insurance schemes or statutory retirement benefits and are essentially long-term in nature. Onerous contracts represent the liabilities in respect of leases on non-utilised properties and other contracts. The duration of these contracts ranges from 1 to 16 years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

20 Called up share capital	Number	2003 £m	Number	2002 £m
Authorised:				
– Ordinary shares of 10p each	**3,000,010,000**	**300**	3,000,010,000	300
– Redeemable preference shares of £1 each	**49,998**	**–**	49,998	–
Allotted and fully paid:				
– Ordinary shares of 10p each	**2,169,576,093**	**217**	2,233,661,858	223

	Number of shares
Ordinary shares of 10p each allotted as at 1 October 2002	**2,233,661,858**
Ordinary shares allotted during the year:	
– on exercise of share options	**6,251,130**
– Commitment Plan	**1,029,105**
Repurchase of ordinary share capital	**(71,366,000)**
Ordinary shares of 10p each allotted as at 30 September 2003	**2,169,576,093**

During the year the Company purchased for cancellation 71,366,000 ordinary shares for a total consideration of £233m, including £2m of costs, of which £211m was paid, as at 30 September 2003.

20 Called up share capital – continued

Share option schemes

At 30 September 2003 employees held options for a total of 132,513,002 ordinary shares of 10 pence each in Compass Group PLC under all of the Group's share option schemes. Under the Company's employee share option schemes for directors and senior executives at 30 September 2003, employees held options for 103,141,427 ordinary shares of 10 pence each as follows:

Number of shares	Option price per share (pence)	Exercisable
162,019	79.50*	28 April 1997 – 27 April 2004
41,546	179.42	16 December 1997 – 15 December 2004
69,244	310.29	1 July 1999 – 30 June 2006
139,870	314.98	10 December 1999 – 09 December 2006
183,500	180.90*	22 January 2000 – 21 January 2004
367,000	195.90*	17 February 2000 – 16 February 2004
2,838,112	179.20*	16 May 2000 – 15 May 2004
146,800	176.30*	22 September 2000 – 21 September 2004
226,118	324.91	17 December 2000 – 16 December 2007
5,941,896	348.80*	19 June 2001 – 18 June 2005
242,220	354.20*	18 July 2001 – 17 July 2005
332,370	338.27	11 December 2001 – 10 December 2008
69,244	444.76	17 June 2002 – 16 June 2009
8,084,872	312.80*	16 September 2002 – 15 September 2009
3,353,463	316.10*	29 September 2002 – 28 September 2009
789,378	391.70	25 November 2002 – 24 November 2009
13,849	431.40	22 December 2002 – 21 December 2009
367,917	394.00*	3 February 2003 – 2 February 2010
160,616	413.00	8 February 2003 – 7 February 2007
21,122,084	371.60*	13 September 2003 – 12 September 2010
772,500	524.50	28 May 2004 – 27 May 2011
14,651,550	430.00	19 September 2004 – 18 September 2011
15,758,400	422.00	23 May 2005 – 22 May 2012
5,443,459	292.50	30 September 2005 – 29 September 2012
21,863,400	320.00	28 May 2006 – 27 May 2013

On 28 May 2003, 21,866,900 options were granted to acquire shares under the Company's share option scheme at the market price of 320 pence.

On 4 December 2002, 1,340,100 options were granted under the Compass Group Management Share Option Plan at the market price of 313.75 pence. At 30 September 2003, employees held options as follows:

Number of shares	Option price per share (pence)	Exercisable
1,340,100	313.75	4 December 2005 – 3 December 2012

20 Called up share capital – continued

Under the Company's SAYE option schemes at 30 September 2003, employees held options for 28,031,475 ordinary shares of 10 pence each as follows:

Number of shares	Option price per share (pence)	Exercisable
1,574,078	294.00*	1 October 2004 – 31 March 2005
292,216	360.00*	1 April 2005 – 30 September 2006
3,220,320	436.00	1 September 2004 – 28 February 2009
693,654	436.00	1 September 2004 – 28 February 2007
3,802,147	418.00	1 September 2004
89,493	410.00	28 February 2005
3,686,787	336.00	1 September 2005 – 28 February 2010
1,522,099	336.00	1 September 2005 – 28 February 2008
4,553,767	337.90	1 September 2005
3,706,342	290.20	1 September 2006 – 28 February 2011
1,388,929	290.20	1 September 2006 – 28 February 2009
3,384,439	290.20	1 September 2006
117,204	290.20	28 February 2007

* Options granted over ordinary shares in Compass Group Holdings PLC (formerly Compass Group PLC). Under its articles of association, any Compass Group Holdings PLC ordinary shares which are issued on exercise are automatically transferred to the Company in consideration for the issue of Compass Group PLC ordinary shares on the basis of 1.835 for each Compass Group Holdings PLC share. Numbers and prices given are relative to Compass Group PLC shares.

An analysis of options held by directors at 30 September 2003 is set out in the Remuneration Committee's Report on pages 34 to 39.

21 Reserves

				Consolidated profit and loss account		
	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Before goodwill written off £m	Goodwill written off £m	Total £m
Group						
At 1 October 2002	**68**	**–**	**4,170**	**497**	**(2,132)**	**(1,635)**
Foreign exchange reserve movements	**–**	**–**	**–**	**(32)**	**–**	**(32)**
Premium on ordinary shares issued, net of expenses	**16**	**–**	**–**	**–**	**–**	**–**
Repurchase and cancellation of shares	**–**	**7**	**–**	**(233)**	**–**	**(233)**
Retained profit for the year	**–**	**–**	**–**	**1**	**–**	**1**
At 30 September 2003	**84**	**7**	**4,170**	**233**	**(2,132)**	**(1,899)**

Goodwill written off represents the excess of the consideration for the operations acquired prior to 1 October 1998 over the fair value of the net assets acquired. The goodwill has been written off to profit and loss reserve on consolidation.

	Share premium account £m	*Capital redemption reserve* £m	*Profit and loss account* £m
Company			
At 1 October 2002	**68**	**–**	**486**
Premium on ordinary shares issued, net of expenses	**16**	**–**	**–**
Repurchase and cancellation of shares	**–**	**7**	**(233)**
Retained profit for the year	**–**	**–**	**222**
At 30 September 2003	**84**	**7**	**475**

22 Acquisitions

Businesses acquired during the year are shown below.

Adjustments have been made to reflect the provisional fair value of assets and liabilities acquired as follows:

	Dates	Consideration and costs £m	Net assets acquired £m	Fair value adjustments £m	Accounting policy realignment £m	Fair value of assets acquired £m	Goodwill £m
Onama	31 December 2002	87	(4)	(6)	(10)	(20)	107
Millies Cookies	2 June 2003	24	2	(2)	(2)	(2)	26
Seiyo Foods (minority interests)	1 October to 16 October 2002	45	35	–	–	35	10
Other		64	14	(10)	–	4	60
Total acquisitions in the year		220	47	(18)	(12)	17	203
Adjustments to prior periods:							
Deferred consideration payable		1	–	–	–	–	1
Adjustments to net assets acquired		–	2	7	–	9	(9)
		1	2	7	–	9	(8)
		221	49	(11)	(12)	26	195

	Net assets acquired £m	Fair value adjustments £m	Accounting policy realignment £m	Fair value to the Group £m
Intangible fixed assets	9	–	(9)	–
Tangible fixed assets	32	–	–	32
Stocks	7	(6)	–	1
Debtors	136	(25)	8	119
Cash	19	–	–	19
Loans and overdrafts	(47)	–	–	(47)
Leases	–	–	(12)	(12)
Creditors	(125)	(6)	1	(130)
Provisions	(23)	(22)	–	(45)
Tax	(1)	30	–	29
Minority interests	42	18	–	60
	49	(11)	(12)	26

All acquisitions were accounted for under the acquisitions method of accounting.

Fair value adjustments principally relate to asset valuation adjustments, recognising pension commitments and other liabilities not previously recorded.

Adjustments made to the fair value of assets of businesses acquired in 2003 are provisional owing to the short period of ownership.

Adjustments to prior year acquisitions relate to the restatement of the values of assets and liabilities in the light of knowledge arising from a more extended period of ownership and additional consideration and costs, all in respect of acquisitions made during the year ended 30 September 2002.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

23 Pensions

Pension schemes operated

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries.

UK Schemes

Within the UK there are two main arrangements:

(i) Compass Group Final Salary Pension Plan
(ii) Compass Pension Scheme

A third arrangement, the Compass Retirement Income Savings Plan (CRISP) was launched on 1 February 2003. This is the main vehicle for pension provision for new joiners in the UK but existing members of the two plans mentioned above will continue to accrue benefits under those arrangements. CRISP is a contracted-in money purchase arrangement whereby the Group will match employee contributions up to 6% of pay (minimum 3%).

The Compass Group Final Salary Pension Plan and the Compass Pension Scheme are defined benefit arrangements operated on a prefunded basis. The funding policy is to contribute such variable amounts, on the advice of the Actuary, as achieves a 100% funding level on a projected salary basis. The actuarial assessments covering expense and contributions are carried out by independent qualified actuaries.

23 Pensions – continued

The Compass Pension Scheme was set up from 1 February 2001 to mirror the Granada Pension Scheme and accept the seamless transfer of pension rights for the former Granada Compass plc employees who transferred to Compass Group PLC. All accrued rights in respect of the Granada Pension Scheme of and in respect of the employees and former employees (including pensioners) of, or who are attributed to, the hospitality businesses previously owned by Granada Compass plc were transferred to the Compass Pension Scheme together with an agreed share of all the assets of the Granada Pension Scheme under the terms of a specific agreement. The share of assets was determined on a 'share of fund' basis, whereby the assets transferred were in the same proportion of all the relevant assets of the Granada Pension Scheme as the liabilities transferred to the Compass Pension Scheme bear to the whole of the relevant liabilities of the Granada Pension Scheme. This has been calculated as approximately 30% but is subject to the final agreement between the actuaries of the respective Schemes and to all applicable legal and Inland Revenue requirements being met. An interim transfer was made at the end of October 2001 and a further payment in June 2003. The final transfer adjustment is not finalised. Any balancing amount is expected to be small and positive.

Overseas Schemes
In the USA the main plan is a defined benefit plan. The funding policy, in accordance with government guidelines, is to contribute such variable amounts, on the advice of the actuary, as achieves a 100% funding level on a projected salary basis.

In Denmark, the Netherlands and Ireland the Group operates insured defined benefit pension plans where the Group contributions represent the insurance companies' assessment of the annual cost of the benefits earned in that year. In Switzerland the Group participates in funded defined benefit arrangements.

In other countries the Group employees participate primarily in state arrangements to which the Group makes the appropriate contributions.

Regular pension costs – SSAP24.
The pension cost of these plans for the year was £60 million (2002: £50 million) of which £39 million (2002: £25 million) relates to overseas plans.

Of the total cost of £60 million, £43 million (2002: £40 million) relates to defined benefit schemes and £17 million (2002: £10 million) relates to defined contribution schemes.

The pension cost of the Compass Group Final Salary Pension Plan (the Plan) for the year to 30 September 2003 has been assessed in accordance with the advice of professionally qualified consulting actuaries based in the UK on an actuarial valuation at 6 April 2001. This was made using the projected unit method. The pension cost of the Compass Pension Scheme (the Scheme) for the year to 30 September 2003 has been similarly assessed based on an actuarial valuation at 31 December 2001.

The most significant actuarial assumptions adopted for determining pension costs and contributions were as follows:

(i) Rate of return on investments	6.5% per annum
(ii) Rate of increase in pensionable pay	4.0% per annum
(iii) Rate of increase in pension	3.0% per annum

The asset valuation method used was the market value approach.

The market value of the Plan's assets was £157 million as at 6 April 2001. The results of the valuation on the above basis showed that the value of the assets at 6 April 2001 represented 99% of the value of the accrued benefits after allowing for expected future increases in pensionable pay and pensions. Payments to the Plan in the year total £11 million more than the profit and loss pension cost, consequently, this amount is included within prepayments. The total prepayment is £14 million (2002: £3 million).

The market value of the Scheme's assets as at 31 December 2001 was £447 million. The results of the valuation on the above basis showed that the value of the assets represented 112% of the value of the accrued benefits at 31 December 2001 after allowing for expected future increases in pensionable pay and pensions. Payments to the Scheme total £4 million more than the profit and loss pension cost which has been charged against provisions for liabilities and charges.

There have been no material changes to the pension arrangements since the valuation and review dates although both the Plan and Scheme are effectively closed to new entrants. The assets are held in separate funds administered by trustees and are independent of the Group's finances.

The assets in the US Group final salary pension plan had a market value of $88 million as at 1 January 2003 representing 83% of the accrued benefits under the scheme, after allowing for expected future increases in pensionable pay and pensions in the course of payment.

The most significant assumptions used for the US Group final salary pension plan were:

(i) Expected rate of return on assets	8.5% per annum
(ii) Rate of increase in pensionable salaries	4.0% per annum
(iii) Discount rate	6.0% per annum

At the balance sheet date outstanding employer and employee contributions for all schemes amount to £10 million and £1 million respectively.

Unfunded Pension Liabilities
Unfunded pension liabilities have accrued for a total of 43 individuals. The total value of the unfunded liabilities at 30 September 2003 was £20 million (2002 : £17 million) which has been provided for in full.

23 Pensions – continued

FRS 17 disclosures

On 30 November 2000, the Accounting Standards Board introduced a new standard, FRS 17 "Retirement Benefits", replacing SSAP 24 "Accounting for Pension Costs". Additional disclosures in respect of the Group's defined benefit pension schemes are required under the transitional provisions of FRS 17. They provide information which will be necessary for full implementation of FRS 17 in the year ending 30 September 2006.

Disclosures showing the assets and liabilities of the schemes are set out below. These have been calculated on the following assumptions:

	UK schemes		US schemes		Other schemes	
	At 30 September 2003	At 30 September 2002	At 30 September 2003	At 30 September 2002	At 30 September 2003	At 30 September 2002
Rate of increase in salaries	**3.3%**	2.9%	**4.0%**	4.0%	**3.0%**	3.0%
Rate of increase for pensions in payment/deferred pensions	**3.0%/2.8%***	3.0%	**0.2%**	0.2%	**0.9%**	1.0%
Discount rate	**5.9%**	5.9%	**6.5%**	6.8%	**5.0%**	5.1%
Inflation assumption	**2.8%**	2.4%	**2.0%**	2.0%	**1.9%**	2.0%

* Varies according to the benefit structure.

The assets and liabilities of the major schemes operated by the Group and the effect that adoption of FRS 17 would have had on the Group's profit and loss reserves are shown below:

	UK schemes		US schemes		Other schemes		Total schemes	
30 September 2003	Long-term expected rate of return	£m	Long-term expected rate of return	£m	Long-term expected rate of return	£m	Long-term expected rate of return	£m
Equities	**6.5%**	**405**	**8.0%**	**38**	**7.2%**	**29**	**6.7%**	**472**
Bonds	**5.0%**	**198**	**5.7%**	**18**	**3.8%**	**38**	**4.9%**	**254**
Other assets	**0.0%**	**3**	**2.6%**	**1**	**2.4%**	**42**	**2.2%**	**46**
Market value		**606**		**57**		**109**		**772**
Liabilities		**(828)**		**(130)**		**(180)**		**(1,138)**
Deficit		**(222)**		**(73)**		**(71)**		**(366)**
Deferred tax asset		**67**		**26**		**26**		**119**
Net FRS 17 liability		**(155)**		**(47)**		**(45)**		**(247)**

Net FRS 17 liability	**(247)**
Reverse existing provisions/assets net of deferred tax	**182**
Reverse existing SSAP 24 prepayment for Group pension schemes	**(14)**
Net adjustment which would result from the adoption of FRS 17	**(79)**
Profit and loss reserve as reported	**(1,899)**
Profit and loss reserve on a FRS 17 basis	**(1,978)**

	UK schemes		US schemes		Other schemes		Total schemes	
30 September 2002	Long-term expected rate of return	£m	Long-term expected rate of return	£m	Long-term expected rate of return	£m	Long-term expected rate of return	£m
Equities	6.5%	335	7.8%	38	7.1%	24	6.7%	397
Bonds	5.0%	186	5.3%	18	3.9%	12	5.0%	216
Other assets	0.0%	14	1.8%	2	3.3%	29	2.2%	45
Market value		535		58		65		658
Liabilities		(730)		(131)		(85)		(946)
Deficit		(195)		(73)		(20)		(288)
Deferred tax asset		58		26		7		91
Net FRS 17 liability		(137)		(47)		(13)		(197)

Net FRS 17 liability	(197)
Reverse existing provisions/assets net of deferred tax	150
Reverse existing SSAP 24 prepayment for Group pension schemes	(3)
Net adjustment which would result from the adoption of FRS 17	(50)
Profit and loss reserve as reported	(1,635)
Profit and loss reserve on a FRS 17 basis	(1,685)

23 Pensions – continued

The FRS 17 liability has increased during the year ended 30 September 2003 as set out below:

	£m
As at 1 October 2002	**(288)**
Acquisitions	**(20)**
Current service costs	**(36)**
Curtailment credit	**3**
Contributions paid	**46**
Past service costs	**(1)**
Other financial costs	**(18)**
Actuarial losses	**(50)**
Exchange rate losses	**(2)**
As at 30 September 2003	**(366)**

Had the Group adopted FRS 17 early, the following amounts would have been included in the profit and loss account:

	2003 £m	2002 £m
Current service cost	**(36)**	(34)
Past service cost	**(1)**	(1)
Curtailment credit	**3**	9
Total which would have been charged to total operating profit under FRS 17	**(34)**	(26)
Expected return on scheme assets	**39**	44
Interest cost/(discount) on scheme liabilities	**(57)**	(52)
Net amount which would have been included as other financial costs under FRS 17	**(18)**	(8)
Total which would have been charged to profit before taxation	**(52)**	(34)

	2003 £m	2003 % of scheme assets/(liabilities)	2002 £m	2002 % of scheme assets/(liabilities)
In addition, the following amounts would have been recognised in the statement of total recognised gains and losses:				
Difference between actual and expected return on scheme assets	**47**	**6.1**	(147)	(22.4)
Experience losses on scheme liabilities	**(29)**	**(2.5)**	(47)	(4.9)
Changes in assumptions	**(68)**	**(6.0)**	117	(12.5)
Actuarial losses	**(50)**		(77)	
Exchange rate (losses)/gains	**(2)**		5	
	(52)		(72)	

24 Contingent liabilities

	2003 £m	2002 £m
Group		
Performance bonds and guarantees of indemnities and overdrafts of subsidiary and associated undertakings	**170**	138

25 Capital commitments

	2003 £m	2002 £m
Group		
Contracted for but not provided for	**21**	63

26 Operating lease and concessions commitments

The Group was committed to making the following payments during the next year in respect of operating leases and concessions agreements:

	2003			2002		
	Operating leases			Operating leases		
	Land and buildings £m	Other assets £m	Other occupancy rentals £m	Land and buildings £m	Other assets £m	Other occupancy rentals £m
Commitments which expire:						
Within one year	**12**	**22**	**19**	10	3	15
Between two and five years	**31**	**22**	**52**	20	21	46
In more than five years	**25**	**4**	**35**	47	–	20
	68	**48**	**106**	77	24	81

27 Five year summary

	1999 £m	2000 £m	2001 £m	2002 £m	2003 £m
Excluding exceptional items and goodwill amortisation					
Turnover	4,815	5,770	8,716	10,617	**11,286**
Total operating profit	253	356	676	805	**797**
Profit on ordinary activities before taxation	185	278	583	654	**661**
Profit on ordinary activities after taxation	133	209	456	479	**492**

	1999 pence	2000 pence	2001 pence	2002 pence	2003 pence
Basic earnings per ordinary share	9.3	13.3	19.8	20.5	**20.8**

	1999 £m	2000 £m	2001 £m	2002 £m	2003 £m
After exceptional items and goodwill amortisation					
Turnover	4,815	5,770	8,716	10,617	**11,286**
Total operating profit	250	309	347	533	**521**
Profit on ordinary activities before taxation	182	231	254	382	**358**
Profit on ordinary activities after taxation	130	165	162	244	**215**

	1999 pence	2000 pence	2001 pence	2002 pence	2003 pence
Basic earnings per ordinary share	9.1	10.4	6.6	10.0	**8.3**

	1999 pence	2000 pence	2001 pence	2002 pence	2003 pence
Net dividends per share	3.1	3.3*	5.7	7.1	**8.4**

Earnings per share and dividends per share have been restated as if the post-demerger capital structure of Compass Group PLC had existed throughout the five-year period.

* During 2000 Compass Group Holdings PLC (formerly Compass Group PLC) paid an interim dividend of 1.1 pence per share (as restated) and the hospitality businesses declared a £121 million final dividend payable to Granada Compass plc in order for it to meet its dividend obligations. A pro forma final dividend for 2000 of 2.2 pence per share has been included above reflecting Compass Group's policy to have a final dividend representing approximately two thirds of its total annual dividend.

28 Details of principal subsidiary companies

Country of registration or incorporation	Principal activities
England and Wales	
Compass Group, UK & Ireland Ltd.	Holding company for the provision of foodservice in the UK
Compass Contract Services (UK) Ltd.	Trading company for the provision of foodservice in the UK
Moto Hospitality Ltd.	Trading company for the UK motorway service area business
Letheby & Christopher Ltd.	Trading company for the UK sports and events foodservice business
Select Service Partner Ltd.	Trading company for the UK travel, leisure and concessions business
Scolarest Ltd.	Trading company for the provision of foodservices to the UK education market
Selecta UK Ltd.	Trading company for the provision of vending foodservice in the UK
Compass Group Holdings PLC	Holding company and corporate activities
Hospitality Holdings Ltd.	Intermediate holding company
Continental Europe and the Rest of the World	
Compass Group France SAS, France	Holding company for the provision of foodservice in France
Eurest France SA	Trading company for the provision of foodservice in France
Compass Group Deutschland GmbH, Germany	Holding company for the provision of foodservice in Germany
Eurest Deutschland GmbH, Germany	Trading company for the provision of foodservice in Germany
Compass Group Holdings Spain, S.L.	Holding company for the provision of foodservice in Spain
Eurest S.A., Spain	Trading company for the in-flight foodservice business in Spain
Eurest Colectividades S.A., Spain	Trading company for the provision of foodservice in Spain
Compass Group Nederland Holdings BV	Holding company for the provision of foodservice in the Netherlands
Compass Group Nederland BV	Trading company for the provision of foodservice in the Netherlands
Selecta Group AG, Switzerland	Holding company for the provision of vending foodservice in Continental Europe
Selecta AG, Switzerland	Trading company for the provision of vending foodservice in Switzerland
Selecta SA, France	Trading company for the provision of vending foodservice in France
Rail Gourmet AG, Switzerland	Holding company for the provision of on board rail foodservice in Continental Europe and the UK
Onama S.p.A. (60%)	Trading company for the provision of foodservice in Italy
Restorama AG, Switzerland	Trading company for the provision of foodservice in Switzerland
Compass Group International BV, the Netherlands	Holding and financing company for the Group's operations in Continental Europe and the rest of the world
Compass Group Holdings Japan K.K. (80%)	Holding company for the provision of foodservice in Japan
Seiyo Food Systems Inc., Japan (79.4%)	Trading company for the provision of foodservice in Japan
USA	
Compass Holdings, Inc.	Holding company for the provision of foodservice in the USA
Compass Group USA, Inc.	Trading company for the provision of foodservice in the USA
Morrison Management Specialists, Inc.	Trading company for the provision of foodservice to the USA healthcare market
Crothall Services Group	Trading company for the provision of facilities management services to the USA healthcare market
Flik International Corp.	Trading company for the provision of executive fine dining facilities in the USA
The Patina Group LLC	Trading company for the provision of executive fine dining facilities in the USA
Bon Appétit Management Co.	Trading company for the provision of foodservice in the USA
Restaurant Associates Corp.	Trading company for the provision of executive fine dining facilities in the USA

All companies listed above are wholly owned by the Group, except where otherwise indicated.

Particulars of certain subsidiary companies, none of which is material to the financial statements, are omitted and a complete list will be attached to the forthcoming annual return. All interests are in the ordinary share capital.

All companies operate principally in their country of incorporation.

US Dollar and Euro Consolidated Profit and Loss Account under UK Accounting Principles

for the year ended 30 September 2003

Compass Group PLC	Before goodwill amortisation and exceptional items $m	Goodwill amortisation and exceptional items $m	Total 2003 $m	2002 $m	Before goodwill amortisation and exceptional items €m	Goodwill amortisation and exceptional items €m	Total 2003 €m	2002 €m
Turnover								
Continuing operations	**18,137**	**–**	**18,137**	17,013	**15,624**	**–**	**15,624**	14,656
Acquisitions	**465**	**–**	**465**	–	**401**	**–**	**401**	–
	18,602	**–**	**18,602**	17,013	**16,025**	**–**	**16,025**	14,656
Discontinued activities	**133**	**–**	**133**	611	**114**	**–**	**114**	526
Total turnover	**18,735**	**–**	**18,735**	17,624	**16,139**	**–**	**16,139**	15,182
Operating costs	**(17,437)**	**(458)**	**(17,895)**	(16,759)	**(15,021)**	**(395)**	**(15,416)**	(14,437)
Operating profit								
Continuing operations	**1,258**	**(446)**	**812**	691	**1,084**	**(385)**	**699**	595
Acquisitions	**13**	**(12)**	**1**	–	**11**	**(10)**	**1**	–
	1,271	**(458)**	**813**	691	**1,095**	**(395)**	**700**	595
Discontinued activities	**27**	**–**	**27**	174	**23**	**–**	**23**	150
	1,298	**(458)**	**840**	865	**1,118**	**(395)**	**723**	745
Share of profits of associated undertakings								
Continuing operations	**25**	**–**	**25**	20	**21**	**–**	**21**	17
Total operating profit: Group and share of associated undertakings	**1,323**	**(458)**	**865**	885	**1,139**	**(395)**	**744**	762
Loss on disposal of business	**–**	**(45)**	**(45)**	–	**–**	**(38)**	**(38)**	–
Interest receivable and similar income	**26**	**–**	**26**	30	**23**	**–**	**23**	26
Interest payable and similar charges	**(252)**	**–**	**(252)**	(281)	**(217)**	**–**	**(217)**	(242)
Net interest	**(226)**	**–**	**(226)**	(251)	**(194)**	**–**	**(194)**	(216)
Profit on ordinary activities before taxation	**1,097**	**(503)**	**594**	634	**945**	**(433)**	**512**	546
Tax on profit on ordinary activities	**(281)**	**43**	**(238)**	(229)	**(242)**	**37**	**(205)**	(197)
Profit on ordinary activities after taxation	**816**	**(460)**	**356**	405	**703**	**(396)**	**307**	349
Equity minority interests	**(51)**	**–**	**(51)**	(36)	**(44)**	**–**	**(44)**	(32)
Profit for the financial year	**765**	**(460)**	**305**	369	**659**	**(396)**	**263**	317
Equity dividends	**(304)**	**–**	**(304)**	(264)	**(262)**	**–**	**(262)**	(227)
Profit for the year retained	**461**	**(460)**	**1**	105	**397**	**(396)**	**1**	90

The exchange rates used to translate the above figures are those ruling at the 2003 balance sheet date (£1 = $1.66 = €1.43).

US Dollar and Euro Consolidated Balance Sheet under UK Accounting Principles

as at 30 September 2003

Compass Group PLC	2003 $m	2002 $m	2003 €m	2002 €m
Fixed assets				
Intangible assets	**7,364**	7,506	**6,343**	6,467
Tangible assets	**2,878**	3,933	**2,480**	3,388
Investments	**121**	168	**104**	144
	10,363	11,607	**8,927**	9,999
Current assets				
Stocks	**380**	325	**327**	280
Debtors: amounts falling due within one year	**2,540**	2,089	**2,188**	1,799
amounts falling due after more than one year	**513**	486	**443**	419
Businesses held for resale	**–**	58	**–**	50
Investments	**–**	5	**–**	4
Cash at bank and in hand	**503**	674	**433**	581
	3,936	3,637	**3,391**	3,133
Creditors: amounts falling due within one year	**(5,134)**	(6,424)	**(4,423)**	(5,534)
Net current liabilities	**(1,198)**	(2,787)	**(1,032)**	(2,401)
Total assets less current liabilities	**9,165**	8,820	**7,895**	7,598
Creditors: amounts falling due after more than one year	**(4,079)**	(3,244)	**(3,514)**	(2,794)
Provisions for liabilities and charges	**(712)**	(716)	**(613)**	(617)
Equity minority interests	**(93)**	(161)	**(80)**	(139)
Net assets	**4,281**	4,699	**3,688**	4,048
Capital and reserves				
Called up share capital	**360**	370	**310**	319
Shares to be issued	**–**	8	**–**	7
Share premium account	**139**	113	**120**	97
Capital redemption reserve	**12**	–	**10**	–
Merger reserve	**6,922**	6,922	**5,963**	5,963
Profit and loss account	**(3,152)**	(2,714)	**(2,715)**	(2,338)
Total equity shareholders' funds	**4,281**	4,699	**3,688**	4,048

The exchange rates used to translate the above figures are those ruling at the 2003 balance sheet date (£1 = $1.66 = €1.43).

Notice is hereby given that the third Annual General Meeting of Compass Group PLC will be held in the Fleming Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Monday 16 February 2004 at 11.00am in order to transact the following business:

Routine business
Resolution 1 To receive and adopt the financial statements of the Company for the financial year ended 30 September 2003 and the reports of the directors and auditors thereon.

Resolution 2 To approve the Remuneration Committee's Report for the financial year ended 30 September 2003.

Resolution 3 To declare a final dividend on the Company's ordinary shares for the financial year ended 30 September 2003.

Resolution 4 To re-elect Michael J Bailey as a director.

Resolution 5 To re-elect Denis P Cassidy as a director (see note (v) on page 73).

Resolution 6 To re-elect Sir Francis H Mackay as a director.

Resolution 7 To re-appoint Deloitte & Touche LLP as auditors.

Resolution 8 To authorise the directors to determine the auditors' remuneration.

Special business To consider and if thought fit pass the following Resolutions of which Resolutions 9 and 10 will be proposed as Ordinary Resolutions and Resolutions 11 and 12 will be proposed as Special Resolutions:

Resolution 9 "That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be and is hereby authorised to:
(i) make donations to EU political organisations and
(ii) incur EU political expenditure
during the period commencing on the date of this Resolution and ending on the date of the Company's next Annual General Meeting provided that any such donations and expenditure made by the Company together with those made by any subsidiary company while it is a subsidiary of the Company shall not exceed in aggregate £125,000 during that period. For the purposes of this Resolution, the terms "donations", "EU political organisations" and "EU political expenditure" shall have the meanings given to them in section 347A of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000)."

Resolution 10 "That the rules of the Compass Group UK Savings-Related Share Option Scheme, the Compass Group PLC International Sharesave Scheme, the Compass Group Share Option Plan, the Compass Group Management Share Option Plan and the Compass Group Long-Term Incentive Plan, the amended draft rules of which are produced to this meeting and signed by the Chairman for the purposes of identification, be amended in the manner described in the Directors' Report on page 31 to enable options and awards to be satisfied using treasury shares and that the directors be authorised to take all actions which they consider necessary or expedient in connection with the implementation of the amendments."

Resolution 11 "That the directors be and are hereby generally empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94(2) and section 94(3A) of that Act) for cash pursuant to the authority conferred by the Ordinary Resolution passed as Resolution 7 at the Annual General Meeting of the Company held on 15 February 2002 as if section 89(1) of that Act did not apply to any such allotment. This power
(a) shall be limited to:
(i) the allotment of equity securities in connection with an issue to holders of ordinary shares of 10 pence each in the capital of the Company in proportion (as nearly as may be) to their existing holdings of such ordinary shares but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and
(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal amount of £10.8 million consisting of 108 million ordinary shares of 10 pence each in the capital of the Company; and
(b) shall expire at the conclusion of the next Annual General Meeting of the Company or 15 May 2005 if earlier, save that the Company may make any offer or agreement before the expiry of this power which would or might require equity securities to be allotted after such expiry date and the directors may allot equity securities in pursuance of any such offer or agreement as if the power had not expired. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Companies Act 1985 as if in the first paragraph of this resolution the words "pursuant to the authority conferred by the Ordinary Resolution passed as Resolution 7 at the Annual General Meeting of the Company held on 15 February 2002" were omitted."

Resolution 12 "That the directors be and are hereby generally and unconditionally authorised, pursuant to Article 45 of the Company's Articles of Association and in accordance with section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:
(i) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 216,887,191 representing 10% of the Company's issued ordinary share capital as at 1 December 2003;
(ii) the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;
(iii) the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made;
(iv) without prejudice to paragraph (v) below, the authority hereby conferred unless previously varied or revoked, shall expire at the conclusion of the next Annual General Meeting of the Company or 15 August 2005, whichever is the earlier; and
(v) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts."

By Order of the Board

Ronald M Morley
Company Secretary
31 December 2003

Registered Office:
Compass House, Guildford Street,
Chertsey, Surrey KT16 9BQ

Please refer to the notes on page 73

Notes

(i) A member entitled to attend and vote at the Annual General Meeting (the "Meeting") may appoint a proxy or proxies to attend and (on a poll) vote on his/her behalf. A proxy need not be a member of the Company.

(ii) A form of proxy for use in relation to the Meeting is enclosed with this report. To be effective the form of proxy must be completed in accordance with the instructions set out therein and lodged at the office of the Registrars of the Company by 11.00am on Saturday 14 February 2004. Return of the form of proxy will not preclude a member from attending the Meeting and voting in person.
If you are a user of the CREST system (including CREST Personal Members), you may appoint your proxy or proxies by having an appropriate CREST message transmitted. To appoint a proxy or to give an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent (ID RA10) by 11.00am on Saturday 14 February 2004. Please note, however, that proxy messages cannot be sent through CREST on weekends, bank holidays or after 8.00pm on any other day. For the purpose of this deadline, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message. CREST Personal Members or other CREST sponsored members, and those CREST Members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertified Securities Regulations 2001.

(iii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on 14 February 2004, or in the event that the Meeting is adjourned, in the Register of Members 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries on the Register of Members after 6.00pm on 14 February 2004 or, in the event that the Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

(iv) Brief biographical details of directors standing for re-election at the Meeting are set out on pages 22 and 23.

(v) In relation to resolution 5, Denis P Cassidy will have attained the age of 71 years at the date of the Meeting.

(vi) Copies of the service contracts of the directors and the Register of Directors' Interests will be available for inspection during normal business hours from the date of this notice until the date of the Meeting (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and will also be made available at the Meeting for a period of 15 minutes prior to and during the continuance of the Meeting.

(vii) The amended draft rules of the Compass Group UK Savings-Related Share Option Scheme, the Compass Group PLC International Sharesave Scheme, the Compass Group Share Option Plan, the Compass Group Management Share Option Plan and the Compass Group Long-Term Incentive Plan will be available for inspection during business hours from the date of dispatch of this notice until the close of the 2004 Annual General Meeting at the registered office of the Company and at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, and will also be made available at the Meeting for a period of 15 minutes prior to and during the continuance of the Meeting.

Shareholder analysis	Number of holders	Holders %	Number of shares held millions	Shares held %
Type of holder:				
Banks, nominee companies, pension funds and investment trusts	15,816	16.5	1,923	88.6
Individuals	79,023	82.3	154	7.1
Insurance companies	89	0.1	17	0.8
Others	1,115	1.1	76	3.5
Total	96,043	100.0	2,170	100.0
Size of holding:				
1 – 100	13,352	13.9	0.5	0.0
101 – 200	14,177	14.8	2.1	0.1
201 – 500	22,964	23.9	7.7	0.4
501 – 1,000	17,634	18.4	13.0	0.6
1,001 – 2,000	13,850	14.4	19.9	0.9
2,001 – 5,000	8,755	9.1	26.9	1.2
5,001 – 10,000	2,277	2.4	15.8	0.7
10,001 – 50,000	1,580	1.7	34.2	1.6
50,001 – 100,000	387	0.4	28.0	1.3
100,001 – 500,000	609	0.6	136.6	6.3
500,001 – 1,000,000	173	0.2	122.8	5.7
1,000,001 – 5,000,000	211	0.2	470.0	21.7
5,000,001 – 10,000,000	34	0.0	247.6	11.4
10,000,001 and above	40	0.0	1,044.5	48.1
Total	96,043	100.0	2,169.6	100.0

Registrars and transfer office All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone within the UK: 0870 162 3100 and from overseas: +44 20 8639 2157; e-mail: ssd@capitaregistrars.com. Shareholders can access a range of online services at www.capitaregistrars.com

American depositary receipts (ADRs) Compass Group has an ADR programme. Each ADR is equivalent to one Compass Group ordinary share and trades under the symbol CMPGY. Further information can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone: within the US toll free 1-888 BNY-ADRS and from overseas +1 610 312 5315, e-mail: shareownersvcs@bankofny.com, and from websites: www.adrbny.com and www.stockbny.com

Share dealing service Compass Group has arranged with Hoare Govett Limited an execution only, "Low Cost Postal Sharedealing Service" which enables UK resident investors to buy or sell small certificated holdings of Compass Group shares in a simple and economic manner. Transactions are executed and settled by Pershing Securities Limited and further details can be obtained from Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA, or by Service Helpline telephone 020 7661 6617.

Share price information The current share price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone 0906 843 3250 and Compass Group's corporate website.

Individual Savings Accounts (ISAs) Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate Personal Equity Plans & Individual Savings Accounts, 5th Floor, City Plaza, 2 Pinfold Street, Sheffield S1 2QZ. Client Liaison Department, telephone 0114 252 9166 or fax 0114 252 8039.

ShareGift ShareGift is a charity share donation scheme for shareholders administered by the Orr Mackintosh Foundation. It is particularly useful for those shareholders that may wish to dispose of a small quantity of shares where the market value makes it uneconomic to sell on a commission basis. Further information can be obtained at www.sharegift.org

Unsolicited mail Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preferences Service ("MPS"), FREEPOST 22 London W1E 7EZ. MPS will then notify the bodies that support its service that you do not wish to receive unsolicited mail.

Registered office Compass Group PLC, Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ, United Kingdom, telephone +44 (0)1932 573 000, fax +44 (0)1932 569 956

Capital gains tax information The capital gains tax base cost ratios for the Company following its demerger from Granada Compass plc on 2 February 2001 were agreed with the Inland Revenue as follows:

Compass Group PLC	72.734%
Granada plc	27.266%

Corporate website Information about the Company is also available at www.compass-group.com

Financial calendar

Annual General Meeting	16 February 2004
Half year results announcement	May
Full year results announcement	December

Dividend payments

Interim	August
Final	March

Corporate Office
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax+44 (0)1932 569 956
www.compass-group.com

Compass Group PLC
(CE & ROW)
89/91, rue du Faubourg St. Honoré
75008 Paris
France
Tel +33 (0)1 5527 2300
Fax+33 (0)1 5527 2399

United Kingdom Headquarters
Compass Group, UK & Ireland
Rivermead
Oxford Road
Denham
Uxbridge
UB9 4BF
United Kingdom
Tel +44 (0)1895 554 554
Fax+44 (0)1895 554 555

North America Headquarters
Compass Group, North America
2400 Yorkmont Road
Charlotte
NC 28217
USA
Tel +1 704 329 4000
Fax+1 704 329 4160

Designed and produced by Cartlidge Levene, www.cartlidgelevene.co.uk
Printed in England by CTD Capita

It is our policy to produce the document constituting our annual and interim reports with a minimum impact on the environment. To this end the paper used is 100% chlorine free woodpulp from sustainable forests, using thinnings and waste from the timber industry and is totally recyclable and biodegradable. Our printers are fully accredited or in the process of becoming accredited to the ISO 14001 environmental management system. They utilise soya based inks and operate a direct computer to plate repro system, eliminating the need for film with its chemicals such as developer and acid fixers.

Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com







